COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

for the three-month periods ended

March 31, 2008 and 2007

(CONSOLIDATED)

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
(Translation of financial statements originally issued in Spanish – See Note 2b)

CONTENTS

ThCh$: Thousands of Chilean pesos.

Report of Independent Auditors
(Translation of a report originally issued in Spanish--See Note 2 (b))

To the Shareholders and Directors of
Compañía de Telecomunicaciones de Chile S.A.:

We have reviewed the consolidated balance sheets of Compañía de Telecomunicaciones de Chile S.A. and Subsidiaries as of March 31, 2008 and 2007, and the related consolidated statements of income and cash flow for the three-month periods then ended. These interim financial statements and the accompanying notes are the responsibility of the management of Compañía de Telecomunicaciones de Chile S.A. The accompanying Management's Discussion and Analysis of the Consolidated Financial Statements is not an integral part of these financial statements, and therefore this report does not cover this item.

We conducted our reviews in accordance with generally accepted auditing standards in Chile for a review of interim financial information. A review of interim financial information consists principally of applying analytical procedures to the financial statements and making inquiries of persons responsible for financial and accounting matters. The scope of this review is substantially less than an audit conducted in accordance with generally accepted auditing standards in Chile, the objective of which is to express an opinion regarding the consolidated financial statement taken as a whole. Accordingly, we do not have the ability to express, and we do not express such an opinion.

Based on our review of the interim consolidated financial statements as of March 31, 2008 and 2007, we are not aware of any material modifications that are required for them to be in conformity with accounting principles generally accepted in Chile.

Andrés Marchant V. ERNST & YOUNG LTDA.

Santiago, Chile, April 23, 2008

CONSOLIDATED BALANCE SHEETS
MARCH 31, 2008 AND 2007
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of March 31,2008)
(Translation of financial statements originally issued in Spanish – See Note 2b)

ASSETS	Notes	2008	2007
		ThCh$	ThCh$
CURRENT ASSETS			
Cash		5,123,507	9,787,944
Time deposits	(34)	84,079,423	71,254,151
Marketable securities, net	(4)	6,027,836	15,479,411
Accounts receivable, net	(5)	176,374,620	182,788,392
Notes receivable, net	(5)	5,053,081	4,876,043
Other receivables	(5)	4,859,228	9,361,418
Accounts receivable from related companies	(6 a)	17,804,241	18,955,395
Inventory, net		7,394,458	6,304,792
Prepaid taxes		26,543,370	3,523,331
Prepaid expenses		3,263,832	3,696,583
Deferred taxes	(7 b)	17,479,856	15,573,413
Other current assets	(8)	13,253,879	8,233,562
TOTAL CURRENT ASSETS		**367,257,331**	**349,834,435**
PROPERTY, PLANT AND EQUIPMENT	(10)		
Land		29,983,691	30,160,212
Buildings and improvements		860,566,307	859,440,005
Machinery and equipment		3,094,817,050	3,001,088,897
Other property, plant and equipment		360,708,786	361,441,587
Technical revaluation		10,197,772	10,150,184
Accumulated depreciation		(3,116,050,751)	(2,949,567,766)
TOTAL PROPERTY, PLANT AND EQUIPMENT, NET		**1,240,222,855**	**1,312,713,119**
OTHER LONG-TERM ASSETS			
Investments in related companies	(11)	8,140,896	9,107,651
Investments in other companies		4,524	4,524
Goodwill, net	(12)	14,978,627	16,890,923
Other receivables	(5)	14,238,539	15,162,639
Intangibles	(13)	43,288,099	42,383,948
Accumulated amortization	(13)	(21,391,552)	(15,514,798)
Others non-current asset	(14)	14,210,363	18,629,109
TOTAL LONG-TERM ASSETS		**73,469,496**	**86,663,996**
TOTAL ASSETS		**1,680,949,682**	**1,749,211,550**

LIABILITIES AND SHAREHOLDERS' EQUITY	Notes	2008	2007
		ThCh$	ThCh$
CURRENT LIABILITIES			
Short-term obligations with banks and financial institutions	(15)	67,406,193	2,645,722
Public promissory notes	(17)	2,701,464	2,743,958
Current maturities of bonds payable			
Current maturities of other long-term obligations		16,583	13,559
Dividends payable		1,674,108	1,729,638
Trade accounts payable	(35)	146,267,196	133,583,652
Other accounts payable	(36)	43,442,784	11,778,267
Accounts payable to related companies	(6 b)	36,711,277	35,280,046
Accruals	(18)	2,928,751	3,615,278
Withholdings		13,663,834	12,434,527
Deferred Revenue		6,287,306	8,873,625
Other current liabilities			
TOTAL CURRENT LIABILITIES		**321,099,496**	**212,698,272**
LONG-TERM LIABILITIES			
Long-term debt with banks and financial institutions	(16)	223,667,594	361,858,978
Bonds and promissory notes payable	(17)	70,086,797	71,604,416
Other accounts payable	(36)	67,596,384	32,109,568
Accruals	(18)	35,113,778	38,579,806
Deferred taxes, net	(7 b)	45,473,963	50,861,471
Other liabilities		3,523,118	4,034,041
TOTAL LONG-TERM LIABILITIES		**445,461,634**	**559,048,280**
MINORITY INTEREST	(20)	**196,169**	**378,953**
SHAREHOLDERS' EQUITY			
Paid-in capital	(21)	904,735,562	962,550,650
Price-level restatement of paid-in capital		7,237,884	1,925,101
Other reserves		(3,916,211)	(2,456,640)
Retained earnings		6,135,148	15,066,934
		10,942,980	25,281,821
Net income		1,044,732	1,137,836
Less: Interim dividend		(5,852,564)	(11,352,723)
TOTAL SHAREHOLDERS' EQUITY		**914,192,383**	**977,086,045**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**1,680,949,682**	**1,749,211,550**

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
FOR THE PERIOD ENDED MARCH 31, 2008 AND 2007

(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of March 31, 2008)

(Translation of financial statements originally issued in Spanish – See Note 2b)

		2008	2007
OPERATING INCOME:		**ThCh$**	**ThCh$**
Operating revenues		157,277,779	155,041,882
Operating costs		(108,314,094)	(103,510,945)
Gross profit		**48,963,685**	**51,530,937**
Administrative and selling expenses		(37,694,925)	(37,023,614)
OPERATING RESULTS		**11,268,760**	**14,507,323**
NON-OPERATING RESULTS:			
Interest income		1,505,016	1,262,323
Equity participation in income of related companies	**(11)**	353,746	311,178
Other non-operating income	**(22a)**	570,174	2,126,120
Equity losses in income of related companies	**(11)**	-	(26,341)
Amortization of goodwill	**(12)**	(390,094)	(390,094)
Interest expense		(6,506,030)	(4,363,703)
Other non-operating expenses	**(22b)**	(2,871,094)	(1,695,508)
Price-level restatement, net	**(23)**	1,233,789	(4,966,437)
Foreign currency translation, net	**(24)**	94,818	176,737
NON-OPERATING LOSS NET		**(6,009,675)**	**(7,565,725)**
INCOME BEFORE INCOME TAXES AND MINORITY INTEREST		**5,259,085**	**6,941,598**
Income taxes	**(7c)**	(4,296,348)	(5,897,499)
INCOME BEFORE MINORITY INTEREST		**962,737**	**1,044,099**
Minority interest	**(20)**	81,995	93,737
NET INCOME		**1,044,732**	**1,137,836**

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOW

FOR THE PERIOD ENDED MARCH 31, 2008 AND 2007

(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of March 31, 2008)
(Translation of financial statements originally issued in Spanish – See Note 2b)

	2008 ThCh$	2007 ThCh$
NET CASH FROM OPERATING ACTIVITIES	**42,343,120**	**64,048,403**
Net income	**1,044,732**	**1,137,836**
Sales of assets:	**(34,664)**	**(1,362,675)**
Net income on sale of property, plant and equipment	(34,664)	(1,362,675)
Charges (credits) to income that do not represent cash flows:	**60,969,646**	**67,069,010**
Depreciation	51,362,709	54,323,839
Amortization of intangibles	1,430,214	1,458,961
Provisions and write offs	8,044,892	5,946,268
Accrued equity participation in income of related companies	(353,746)	(311,178)
Accrued equity participation in losses of related companies	-	26,341
Amortization of goodwill	390,094	390,094
Price-level restatement, net	(1,233,789)	4,966,437
Foreign currency translation, net	(94,818)	(176,737)
Other credits to income that do not represent	360,433	(177,091)
cash flows	(18,027)	(215,586)
Other charges to income that do not represent cash flows	1,442,117	660,571
Changes in operating assets (increase) decrease:	**1,104,618**	**2,914,103**
Trade accounts receivable	241,767	5,295,951
Inventory	(306,905)	(92,555)
Other assets	1,169,756	(2,289,293)
Changes in operating liabilities increase (decrease):	**(20,659,217)**	**(5,616,134)**
Accounts payable related to operating activities	(22,111,577)	7,306,624
Interest payable	(18,731)	1,238,688
Income taxes payable, net	299,928	-
Other accounts payable related to non-operating Activities	505,196	(10,717,331)
V.A.T. and other similar taxes payable	665,967	(3,444,115)
Net loss from minority interest	**(81,995)**	**(93,737)**

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOW
FOR THE PERIOD ENDED MARCH 31, 2008 AND 2007

(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of March 31, 2008)

(Translation of financial statements originally issued in Spanish – See Note 2b)

	2008 ThCh$	2007 ThCh$
NET CASH USED IN INVESTING ACTIVITIES	**(27,724,113)**	**(24,118,631)**
Sale of property, plant and equipment	249,300	1,389,438
Sale of other investments	1,798,667	2,127,902
Acquisition of property, plant and equipment	(27,442,080)	(27,635,971)
Other investment activities	(2,350,000)	-
NET CASH FLOWS FOR THE PERIOD	**14,619,007**	**39,929,772**
EFFECT OF INFLATION ON CASH AND CASH EQUIVALENTS	**(692,419)**	**(79,690)**
NET DECREASE OF CASH AND CASH EQUIVALENTS	**13,926,588**	**39,850,082**
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	**79,176,079**	**44,761,993**
CASH AND CASH EQUIVALENTS AT END OF PERIOD	**93,102,667**	**84,612,075**

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements

(Translation of a report originally issued in Spanish – see Note 2b to the Financial Statements)
Notes to the Consolidated Financial Statements

1. Composition of Consolidated Group and Registration in the Securities Registry:

a) Compañía de Telecomunicaciones de Chile ("Telefónica Chile," the "Parent Company" when referred to on an individual basis or the "Company" when referred in conjunction with its subsidiaries) is a publicly-held corporation that is registered in the Securities Registry under No. 009 and is therefore subject to supervision by the Chilean Superintendency of Securities and Insurance ("SVS").

b) Subsidiary companies registered with the Securities Registry:

SUBSIDIARIES	TAXPAYER No.	Registration Number	Participation (direct & indirect) 2008 %	2007 %
Telefónica Larga Distancia S.A.	96,551,670-0	456	99.87	99.83
Telefónica Asistencia y Seguridad S.A.	96,971,150-8	863	99.99	99.99

2. Summary of Significant Accounting Policies:

(a) Accounting year:

The consolidated financial statements correspond to the three-month period ended March 31, 2008 and 2007.

(b) Basis of preparation:

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Chile ("Chilean GAAP") and standards set forth by the Chilean Superintendency of Securities and Insurance ("SVS"). In the event of any discrepancies in these regulations, SVS regulations supersede Chilean GAAP. Certain accounting practices applied by the Company that conform to Chilean GAAP may not conform to generally accepted accounting principles in the United States ("US GAAP") or International Financial Reporting Standards ("IFRS"). For the convenience of the reader, these financial statements have been translated from Spanish to English.

The Company's consolidated financial statements as of June 30 and December 31 of each year are prepared in order to be reviewed and audited, respectively, in accordance with current legal regulations. The Company voluntarily submits the quarterly financial statements as of March 31 and September 30 to an interim financial information review performed in accordance with regulations established for this type of review, described in Generally Accepted Auditing Standard ("GAAS") No. 45 Section No. 722, issued by the Chilean Association of Accountants.

(c) Basis of presentation:

The consolidated financial statements for 2007 and their notes have been adjusted for comparison purposes by 8.04% in order to allow for comparison with the 2007 consolidated financial statements. For comparison purposes, certain reclassifications have been made to the 2007 consolidated financial statements.

(d) Basis of consolidation:

These consolidated financial statements include the assets, liabilities, income and cash flows of the Parent Company and subsidiaries. Significant intercompany transactions have been eliminated, and the participation of minority investors has been recorded under Minority Interest (Note 20).

(Translation of a report originally issued in Spanish – see Note 2b to the Financial Statements)
Notes to the Consolidated Financial Statements

2. Summary of Significant Accounting Policies, continued**:**

(d) Basis of consolidation, continued:

Companies included in consolidation:

As of March 31, 2008 and 2007, the consolidated group (The Company) is composed of Compañía de Telecomunicaciones de Chile S.A. and the following subsidiaries:

TAXPAYER No.	Company Name	Ownership Percentage			
		2008			2007
		Direct	Indirect	Total	Total
96,551,670-0	Telefónica Larga Distancia S.A.	99.87	-	99.87	99.83
96,961,230-5	Telefónica Gestión de Servicios Compartidos Chile S.A.	99.99	-	99.99	99.99
74,944,200-k	Fundación Telefónica Chile	50.00	-	50.00	50.00
96,971,150-8	Telefónica Asistencia y Seguridad S.A.	99.99	-	99.99	99.99
90,430,000-4	Telefónica Empresas Chile S.A.	99.99	-	99.99	99.99
78,703,410-1	Telefónica Multimedia Chile S.A.	99.99	-	99.99	99.99
96,834,320-3	Telefónica Internet Empresas S.A. (1)	-	-	-	99.99
96,811,570-7	Instituto Telefónica Chile S.A.	-	99.99	99.99	99.99

1) On October 1, 2007 Telefónica Chile dissolved subsidiary Telefónica Internet Empresas S.A. by acquiring all the participation held by third parties, equivalent to 0.0005%, thus gathering all the stock of that company in Telefónica Chile.

2. Summary of Significant Accounting Policies, continued**:**

(e) Price-level restatement:

The consolidated financial statements have been adjusted by applying price-level restatement standards, in accordance with Chilean GAAP, in order to reflect the changes in the purchasing power of the currency during both exercises. The accumulated variation in the Chilean Customer Price Index (CPI) as March 31, 2008 and 2007, for initial balances, is 0.8% and 0.2%, respectively.

(f) Basis of conversion:

Assets and liabilities in US$ (United States dollars), Euros, Brazilian Reales, Yen (JPY), UF (Unidad de Fomento) have been converted to pesos at the exchange rates as of each period end, as follows:

YEAR	US$	EURO	BRAZILIAN REAL	JPY	UF
2008	437.71	690.94	249.99	4.39	19,822.53
2007	539.21	720.00	262.02	4.57	18,372.97

Foreign currency translation differences resulting from the application of this standard are credited or debited to income for the period.

(g) Time deposits:

Time deposits are carried at cost plus UF indexation adjustments, where applicable, and accrued interest as of period end.

(h) Marketable securities:

Fixed income securities and shares are recorded at their price-level restated cost plus interest accrued as of each year end using either the actual interest yield determined at the purchase date or market value, whichever is less.

(i) Inventory:

Depending on the nature of respective items, equipment held for sale is carried at the lesser of either its price-level restated acquisition or development cost or at its market value.

Inventory that is expected to be used within twelve months of their acquisition are classified as current assets. Their cost is price-level restated. The obsolescence provision has been determined on the basis of an analysis of materials with slow turnover.

(j) Allowance for doubtful accounts:

The allowance for doubtful accounts is estimated on the basis of the aging of such accounts, up to 100% of accounts outstanding for more than 120 days and 180 days in the case of large customers (corporations).

(Translation of a report originally issued in Spanish – see Note 2b to the Financial Statements)
Notes to the Consolidated Financial Statements

2. Summary of Significant Accounting Policies, continued**:**

(k) Property, plant and equipment:

Property, plant and equipment are carried at their price-level restated acquisition or construction cost.

Property, plant and equipment acquired up through December 31, 1979 are carried at their appraisal value, as stipulated in Article 140 of D.F.L. No. 4. Some assets subsequently acquired were subject to a technical revaluation of their appraisal value recorded as of September 30, 1986, as authorized in SVS Circular No. 550. All these values have been price-level restated.

(l) Depreciation of property, plant and equipment:

Depreciation has been calculated and recorded on a straight-line basis over the estimated useful lives of the assets. The average annual financial depreciation rate of the Company is approximately 8.09%.

Estimated useful lives are summarized as follows:

Assets	Range of years
Building	40
Switchboard telephone equip.	7 to 12
Subscriber equipment	2 to 4
External plant	20 to 40
Office furniture and equip.	4 to 10
Software	3
Others	4 to 10

(m) Leased assets:

Leased assets with a purchase option, where the contracts satisfy the characteristics of a financial lease, are recorded in a manner similar to the acquisition of property, plant and equipment, recognizing the full obligation and interest on an accrual basis. These assets are not legally owned by the Company; therefore, until the Company exercises the purchase option, such assets cannot be freely disposed of.

(n) Intangibles:

i) Rights to underwater cable:

Rights to underwater cable correspond to the rights acquired by the Company for the use of an underwater cable to transmit voice and data. These rights are amortized over the term of the respective contracts, with a maximum of 25 years (Note 13).

ii) Software licenses:

Software licenses are valued at their price-level restated acquisition cost. Amortization is calculated using the straight-line method over their estimated useful life, which does not exceed 3 years (Note 13).

(Translation of a report originally issued in Spanish – see Note 2b to the Financial Statements)
Notes to the Consolidated Financial Statements

2. Summary of Significant Accounting Policies, continued**:**

(o) Investments in related companies:

These investments are accounted for under the equity method, which recognizes the investor’s share of income on an accrual basis. For investments abroad, the valuation methodology as defined in Technical Bulletin No. 64 is applied. Investments in countries deemed to be unstable and whose activities are not an extension of the operations of the Parent Company are controlled in US dollars.

(p) Goodwill:

This account corresponds to the differences originating from adopting the equity method and adjusting the cost of investments, or from the realization of new acquisitions. Goodwill and negative goodwill amortization years have been determined taking into consideration aspects such as the nature and characteristics of the business and the estimated year of return on the investment (Note 12).

(q) Transactions with repurchase agreements:

Purchases of financial instruments that include repurchase agreements are recorded as fixed rate instruments and are classified as Other Current Assets (Note 8).

(r) Bonds and promissory notes payable:

Bonds payable are recorded under liabilities at the par value of the issued bonds (Note 17). The difference between par and placement value, determined on the basis of the actual interest rate for the transaction, is deferred and amortized over the term of the respective bond (Notes 8 and 14).

Costs directly related to the placement of these obligations are deferred and amortized over the term of the respective liability (Notes 8 and 14).

(s) Current and deferred income taxes:

Income tax is recorded on the basis of taxable net income. Deferred taxes on all temporary differences, tax loss carry forwards that can be realized as future tax benefits, and other events that create differences between the tax and accounting values are recognized in accordance with Technical Bulletins No. 60 and complementary technical bulletins thereto issued by the Chilean Association of Accountants, and with SVS Circular No. 1,466 dated January 27, 2000.

(t) Staff severance indemnities:

For employees who qualify for this benefit, the Company’s staff severance indemnities obligation is provided for by applying the present value method to the projected benefit obligation using an annual discount rate of 6%, taking into consideration assumptions concerning the future service year of the employees, mortality rate of employees and salary increases used as the basis of actuarial calculations.

Costs for past services of employees resulting from changes in assumptions used as the actuarial bases, are deferred and amortized over average of the employees’ future service years (Notes 8 and 14).

2. **<u>Summary of Significant Accounting Policies</u>**, continued**:**

(u) Revenue recognition:

The Company's revenues are recognized on an accrual basis in accordance with Chilean GAAP. Since billing dates are different from the accounting close date, as of the date of preparation of these consolidated financial statements, provisions have been established for services provided and not billed, which are determined on the basis of contracts, traffic, prices and current conditions for the year. These amounts are recorded under Trade Accounts Receivable.

(v) Foreign currency forwards:

The Company has signed foreign currency hedge future contracts which have been entered into to hedge against changes in the exchange rate of its current obligations in foreign currency.

These instruments are valued in accordance with Technical Bulletin No. 57 of the Chilean Association of Accountants.

The rights and obligations acquired are detailed in Note 27, being reflected in the balance sheet as only the net right or obligation at period end and classified according to the maturity of each contract under Other Current Assets or Other Payables, as applicable.

(w) Interest rate coverage:

Interest on loans for which associated interest rate swaps have been entered into is recorded recognizing the effect of those contracts on the interest rate established in such loans. The rights and obligations acquired therein are shown under Other Payables or under Other Current Assets, as applicable.

(x) Computer software:

The cost of software purchased is deferred and amortized using the straight-line method over a maximum period of three years and classified as other property, plant and equipment.

(y) Cumulative translation adjustment:

In this shareholders' equity reserve account, the Company recognizes the difference between the variation in the exchange rate and the consumer price index (C.P.I.) originated in the restatement of its investment abroad and its goodwill, which are controlled in United States dollars. The balance of this account is recognized as income in the same year in which the net income or loss is recognized on the total or partial disposal of these investments.

(z) Statement of cash flows:

For the purposes of preparing the Statement of Cash Flows in accordance with Technical Bulletin No. 50 of the Chilean Association of Accountants and SVS Circular No. 1,312, the Company defines securities under agreements to resell and time deposits with a remaining maturity of less than 90 days as cash equivalents.

Cash flows related to the Company's operations and all those not defined as resulting from investing or financing activities are included under "Cash Flows from Operating Activities".

(Translation of a report originally issued in Spanish – see Note 2b to the Financial Statements)
Notes to the Consolidated Financial Statements

2. Summary of Significant Accounting Policies, continued**:**

(aa) Correspondents:

The Company has agreements with foreign counterparties to set the conditions that regulate international traffic., determining the payments for each counterparty based on fixed rates for the net exchange of traffic.

The receivables/payables related to these agreements are recorded on an accrual basis, recognizing the costs and income for the year in which these are incurred, recording the net receivable and payable for each counterparty where the legal right to offset exists under "Accounts Receivable" or "Accounts Payable," as applicable.

3. Accounting Changes:

During the period covered in these interim consolidated financial statements, the accounting principles have been consistently applied.

(Translation of a report originally issued in Spanish – see Note 2b to the Financial Statements)
Notes to the Consolidated Financial Statements

4. Marketable Securities:

The balance of marketable securities is as follows:

Description	2008 ThCh$	2007 ThCh$
Publicly offered promissory notes	6,027,836	15,479,411
Total	**6,027,836**	**15,479,411**

Publicly offered promissory notes (Fixed Income)

Instrument	Date		Par Value ThCh$	Book Value		Market Value ThCh$	Provision ThCh$
	Purchase	Maturity		Amount ThCh$	Rate %		
CERO010508	Sep-04-07	May-01-08	2,730,635	2,769,243	2.6% + UF	2,775,154	-
CERO010508	Sep-04-07	May-01-08	244,761	248,262	2.6% + UF	248,800	-
CERO010708	Sep-04-07	Jul-01-08	596,896	605,490	2.6% + UF	609,273	-
BCP0800708	Jan-01-08	Jul-01-08	2,350,000	2,404,841	5.90%	2,404,841	(2,414)
		Total	**5,922,292**	**6,027,836**		**6,038,068**	**(2,414)**

(1) The book value is presented net of the provision.

(Translation of a report originally issued in Spanish – see Note 2b to the Financial Statements)
Notes to the Consolidated Financial Statements

5. Current and long-term receivables:

Details of current and long-term receivables are as follows:

Description	Current									Long-term	
	Up to 90 days		Over 90 up to 1 year		Subtotal	Total Current (net)					
	2008 ThCh$	2007 ThCh$	2008 ThCh$	2007 ThCh$	2008 ThCh$	2008 ThCh$	%	2007 ThCh$	%	2008 ThCh$	2007 ThCh$
Accounts receivable	**255,425,488**	**249,295,794**	**5,411,652**	**5,949,245**	**260,837,140**	**176,374,620**	**100.00**	**182,788,392**	**100.00**	**-**	**-**
Fixed telephone service	207,341,953	198,892,117	2,630,502	2,795,752	209,972,455	137,344,886	77.87	140,702,192	76.98	-	-
Long distance	23,204,555	24,242,348	-	-	23,204,555	15,379,617	8.72	17,065,709	9.34	-	-
Communications corporate	19,949,680	19,566,961	2,577,529	2,618,547	22,527,209	20,497,416	11.62	20,151,303	11.02	-	-
Other	4,929,300	6,594,368	203,621	534,946	5,139,921	3,152,701	1.79	4,869,188	2.66	-	-
Allowance for doubtful accounts	(84,462,520)	(72,456,648)	-	-	(84,462,520)	-		-		-	-
Notes receivable	**7,201,156**	**9,297,750**	**1,040,329**	**477,809**	**8,241,485**	**5,053,081**		**4,876,043**		**-**	**-**
Allowance for doubtful notes	(3,188,404)	(4,899,516)	-	-	(3,188,404)	-		-		-	-
Miscellaneous accounts receivable	**3,412,001**	**7,040,513**	**1,447,227**	**2,320,905**	**4,859,228**	**4,859,228**		**9,361,418**		**14,238,539**	**15,162,639**
Allowance for doubtful accounts	-	-	-	-	-	-		-		-	-
								Long-term receivables		**14,238,539**	**15,162,639**

(Translation of a report originally issued in Spanish – see Note 2b to the Financial Statements)
Notes to the Consolidated Financial Statements

6. Balances and transactions with related entities:

a) Receivables from related parties are as follows:

Taxpayer No,	Company	Short term 2008 ThCh$	Short term 2007 ThCh$	Long term 2008 ThCh$	Long term 2007 ThCh$
87,845,500-2	Telefónica Móviles Chile S.A.	6,340,173	8,696,920	-	-
96,527,390-5	Telefónica Internacional	-	379	-	-
96,672,150-2	Telefónica Móviles Chile Inversiones S.A.	16,013	82,730	-	-
96,672,160-k	Telefónica Móviles Chile Larga Distancia S.A.	646,760	351,881	-	-
96,834,230-4	Terra Networks Chile S.A.	381,803	2,818,117	-	-
96,895,220-k	Atento Chile S.A.	601,784	628,226	-	-
96,910,730-9	Telefónica International Wholesale Services Chile S.A.	471,323	694,284	-	-
59,083,900-0	Telefónica Ingeniería de Seguridad S.A.	20,960	14,398	-	-
96,990,810-7	Telefónica Móviles Soluciones y Aplicaciones S.A.	127,723	144,152	-	-
Foreign	Telefónica España	1,283,229	1,172,497	-	-
Foreign	Telefónica Móviles S.A.	32,316	-	-	-
Foreign	Telefónica Móviles el Salvador	2,154	5,945	-	-
Foreign	Telefónica Móviles de Argentina	43,088	-	-	-
Foreign	Telefónica Móviles de Colombia	47,399	-	-	-
Foreign	Telefónica Celular de Nicaragua	1,774	-	-	-
Foreign	Telefónica LD Puerto Rico	-	235,555	-	-
Foreign	Telefónica Data Usa Inc.	27,670	28,749	-	-
Foreign	Telefónica Data España	33,629	-	-	-
Foreign	Telefónica Argentina	1,891,593	1,516,336	-	-
Foreign	Telefónica Soluciones de Informática España	1,522,632	1,645,099	-	-
Foreign	Telefónica International Wholesale Services	83,210	423,017	-	-
Foreign	Telefónica Perú	550,053	464,289	-	-
Foreign	Telefónica Sao Paulo	-	32,821	-	-
Foreign	Telefónica Multimedia Perú	67,760	-	-	-
Foreign	Telefónica S.A.	102,231	-	-	-
Foreign	Telefónica Internacional S.A.U.	228,222	-	-	-
Foreign	Telefónica Centroamérica	19,390	-	-	-
Foreign	Terra Networks Brasil	17,236	-	-	-
Foreign	Colombia Telecomunicaciones	34,583	-	-	-
Foreign	Otecel Ecuador	104,050	-	-	-
Foreign	Telcel Venezuela	3,100,622	-	-	-
Foreign	Atento Colombia	4,861	-	-	-
	Total	**17,804,241**	**18,955,395**	-	-

There have been charges and credits recorded to current accounts with these companies for the invoicing of sales of materials, equipment and services.

(Translation of a report originally issued in Spanish – see Note 2b to the Financial Statements)
Notes to the Consolidated Financial Statements

6. **Balances and transactions with related entities,** continued:

b) Payables to related parties are as follows:

Taxpayer No,	Company	Short term		Long term	
		2008 ThCh$	2007 ThCh$	2008 ThCh$	2007 ThCh$
96,527,390-5	Telefónica Internacional Chile S.A.	772,933	464,507	-	-
96,834,230-4	Terra Networks Chile S.A.	4,878,553	6,006,978	-	-
96,895,220-k	Atento Chile S.A.	5,390,728	3,337,841	-	-
96,910,730-9	Telefónica International Wholesale Services Chile S.A.	6,611,724	4,634,072	-	-
87,845,500-2	Telefónica Móviles Chile S.A.	13,124,205	17,368,952	-	-
96,672,150-2	Telefónica Móviles Chile Inversiones S.A.	47,172	-	-	-
96,672,160-k	Telefónica Móviles Chile Larga Distancia S.A.	149,816	19,219	-	-
59,083,900-0	Telefónica Ingeniería de Seguridad S.A.	13,238	173,920	-	-
Foreign	Telefónica S.A.	777,188	-	-	-
Foreign	Telefónica Gestión de Servicios Compartidos España	137	174,705	-	-
Foreign	Telefónica Argentina	980,930	62,118	-	-
Foreign	Telefónica Perú	192,695	910,134	-	-
Foreign	Telefónica Guatemala	5,054	59,127	-	-
Foreign	Telefónica Móvil El Salvador S.A. de C.V.	16,616	47,891	-	-
Foreign	Telefónica International Wholesale Services	-	194,677	-	-
Foreign	Telefónica International Wholesale Services Uruguay	-	1,097,191	-	-
Foreign	Telefónica International Wholesale Services USA	-	8,954	-	-
Foreign	Telefónica Puerto Rico	15,038	15,608	-	-
Foreign	Telefónica Investigación y Desarrollo	956,302	634,077	-	-
Foreign	Telecomunicaciones de Sao Paulo	936,526	70,075	-	-
Foreign	Televisión Federal S.A.	18,651	-	-	-
Foreign	Televisión Servicios de Música S.A.U.	76,810	-	-	-
Foreign	Telefónica Gestión de Servicios Compartidos Perú S.A.C.	821	-	-	-
Foreign	Colombia Telecomunicaciones	140,524	-	-	-
Foreign	Media Networks Perú S.A.C.	18,242	-	-	-
Foreign	Telecomunicaciones Multimedia S.A.C.	1,584,173	-	-	-
Foreign	Tevefe Comercialización S.A.	3,201	-	-	-
	Total	**36,711,277**	**35,280,046**	-	-

As per Article No, 89 of the Corporations Law, all of these transactions are carried out under normal market conditions.

(Translation of a report originally issued in Spanish – see Note 2b to the Financial Statements)
Notes to the Consolidated Financial Statements

6. Balances and transactions with related companies, continued:

c) Transactions (1):

Company	Tax No.	Nature of Relationship	Description of transaction	2008 ThCh$		2007 ThCh$	
Telefónica España	Foreign	Related, Parent Company	Sales	400,008	400,008	494,217	494,217
			Purchases	(339,480)	(339,480)	(99,340)	(99,340)
Telefónica Data Usa Inc.	Foreign	Related, Parent Company	Sales	2,888	2,888	8,695	8,695
Telefónica Internacional Chile S.A.	96,527,390-5	Parent Company	Sales	2,326	2,326	-	-
			Purchases	(109,596)	(109,596)	(155,242)	(155,242)
Terra Networks Chile S.A.	96,834,230-4	Related, Parent Company	Sales	195,229	195,229	722,012	722,012
			Purchases	(2,353,347)	(2,353,347)	(2,879,529)	(2,879,529)
			Other non-operating income	95,772	95,772	-	-
Atento Chile S.A.	96,895,220-k	Sister Association	Sales	436,227	436,227	327,015	327,015
			Purchases	(6,182,489)	(6,182,489)	(5,191,674)	(5,191,674)
Telefónica Argentina	Foreign	Related, Parent Company	Sales	885,008	885,008	638,282	638,282
			Purchases	(1,178,465)	(1,178,465)	(589,346)	(589,346)
Telecomunicaciones de Sao Paulo	Foreign	Related, Parent Company	Sales	-	-	46,411	46,411
			Purchases	-	-	(53,448)	(53,448)
Telefónica Guatemala	Foreign	Related, Parent Company	Sales	4,072	4,072	3,789	3,789
			Purchases	(7,163)	(7,163)	(35,611)	(35,611)
Telefónica Perú	Foreign	Related, Parent Company	Sales	546,422	546,422	356,144	356,144
			Purchases	(415,584)	(415,584)	(1,085,655)	(1,085,655)
Telefónica LD Puerto Rico	Foreign	Related, Parent Company	Sales	28,715	28,715	119	119
			Purchases	(18,923)	(18,923)	(237)	(237)
Telefónica El Salvador	Foreign	Related, Parent Company	Sales	1,585	1,585	6,087	6,087
			Purchases	(10,481)	(10,481)	(44,158)	(44,158)
Telefónica Móviles Chile Larga Distancia S.A.	96,672,160-k	Related, Parent Company	Sales	380,884	380,884	135,753	135,753
			Purchases	-	-	(642)	(642)
Telefónica Móviles Chile Inversiones S.A.	96,672,150-2	Related, Parent Company	Sales	15,700	15,700	13,069	13,069
			Purchases	(29,504)	(29,504)	-	-
Telefónica Internacional Wholesale Services América	Foreign	Related, Parent Company	Purchases	(324,111)	(324,111)	(1,095,183)	(1,095,183)
Telefónica Gestión de Serv.Compartidos España	Foreign	Related, Parent Company	Purchases	-	-	(74,505)	(74,505)
			Other non-operating income	9,829	9,829	-	-
Telefónica Ingeniería de Seguridad S.A.	59,083,900-0	Related, Parent Company	Sales	2,634	2,634	3,661	3,661
			Purchases	(9,295)	(9,295)	(77,921)	(77,921)
Telefónica Móviles Soluciones y Aplicaciones S.A.	96,990,810-7	Related, Parent Company	Sales	38,391	38,391	31,835	31,835
Telefónica International Wholesale Services USA	Foreign	Related, Parent Company	Purchases	-	-	(8,957)	(8,957)
Telefónica International Wholesale Services Chile S.A.	96,910,730-9	Related, Parent Company	Sales	462,170	462,170	375,816	375,816
			Purchases	(2,846,923)	(2,846,923)	(1,681,553)	(1,681,553)
			Interest expense	(20,624)	(20,624)	-	-
Telefónica Móviles Chile S.A.	87,845,500-2	Related, Parent Company	Sales	4,728,478	4,728,478	4,060,326	4,060,326
			Purchases	(10,825,149)	(10,825,149)	(11,672,641)	(11,672,641)
			Other non-operating income	11,694	11,694	-	-
Telefónica Investigación y Desarrollo	Foreign	Related, Parent Company	Purchases	-	-	(423,554)	(423,554)
			Other non-operating income	103,491	103,491	-	-
Terra Internacional S.A.	Foreign	Related, Parent Company	Sales	5,112	5,112	-	-
Telefónica S.A.	Foreign	Related, Parent Company	Purchases	(147,827)	(147,827)	-	-
Telefónica Data Corp España	Foreign	Related, Parent Company	Sales	400,008	400,008	161,023	161,023

(1) Includes all transactions performed with related companies.

6. Balances and transactions with related companies, continued:

The intercompany account with Telefónica Internacional Chile S.A. includes short-term and long-term contractual terms denominated in US dollars, accruing interest at a variable rate adjusted to market rates (US$ + Market Spread).

Items recorded under Sales and Services Rendered have a short-term character (maturity of less than a year); individual terms for each transaction vary based on related transactions.

7. Current and deferred income taxes:

a) General information:

As of March 31, 2008 and 2007, the Parent Company recorded a first category income tax provision based on taxable income of ThCh $18,451,919 and ThCh $34,083,373 respectively.

In addition, as of March 31, 2008 and 2007, a provision for first category income tax in subsidiaries was recorded based on the subsidiaries' respective taxable income of ThCh$12,782,886 and ThCh $13,156,038, respectively.

As of March 31, 2008 and 2007, accumulated tax losses of subsidiaries amount to ThCh$13,191,494 and ThCh$8,057,296, respectively.

According to current legislation, tax years eventually subject to review by the fiscal authority, contemplate most of the taxes that affect the Company's operations and transactions generated from 2004 to date.

In the normal development of its operations, the company is subject to the regulation and oversight of the Chilean Internal Revenue Service; therefore differences could arise in the application of criteria used to determine taxes. Management believes, based on the information available to date, that there are no significant additional liabilities to those already recorded for that concept in the financial statements.

The companies in the group with positive Retained Taxable Earnings and their associated credits are as follows:

Subsidiaries	Retained Taxable Earnings w/15% credit ThCh$	Retained Taxable Earnings w/16% credit ThCh$	Retained Taxable Earnings w/16.5% credit ThCh$	Retained Taxable Earnings w/17% credit ThCh$	Retained Taxable Earnings w/o credit ThCh$	Amount of credit ThCh$
Telefónica Larga Distancia S.A.	2,363,320	895,390	640,997	99,081,166	7,659,330	21,007,975
Telefónica Empresas Chile S.A.	-	-	50	40,944,094	3,735,652	8,386,138
Telefónica Gestión Servicios Compartidos S.A.	-	-	-	161,153	54,421	33,007
Telefónica Chile S.A.	-	-	5,660,796	188,902,402	26,097,519	39,809,397
Totales	**2,363,320**	**895,390**	**6,301,843**	**329,088,815**	**37,546,922**	**69,236,517**

(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

7. Current and deferred income taxes, continued:

b) Deferred taxes:

As of March 31, 2008 and 2007, the net deferred tax liabilities amounted to ThCh$27,994,107 and ThCh$35,288,058, respectively, detailed as follows:

Description	2008				2007			
	Deferred tax assets		Deferred tax liabilities		Deferred tax assets		Deferred tax liabilities	
	Short-term ThCh$	Long-term ThCh$	Short-term ThCh$	Long-term ThCh$	Short-term ThCh$	Long-term ThCh$	Short-term ThCh$	Long-term ThCh$
Allowance for doubtful accounts	13,665,787	-	-	-	11,758,298	-	-	-
Vacation provision	296,129	-	-	517	267,025	-	-	-
Tax benefits for tax losses	-	2,242,554	-	-	-	1,369,740	-	-
Staff severance indemnities	-	172,635	-	3,384,181	-	562	-	4,146,350
Leased assets and liabilities	-	610,315	-	135,243,164	-	659,355	-	151,445,309
Property, plant and equipment	-	37,551	-	78,743	-	52,067	-	81,653
Difference in amount of capitalized staff severance	-	-	-	122,054	-	357,181	-	247,630
Deferred charge on sale of assets	-	-	-	318,686	-	4,825	-	274,841
Development software	-	-	-	3,096,709	-	-	-	3,986,135
Collective negotiation bonus	-	-	-	98,988	-	-	-	150,582
Other	3,538,397	1,319,021	20,457	678,511	3,618,084	921,439	69,994	1,021,424
Sub-Total	**17,500,313**	**4,382,076**	**20,457**	**143,021,553**	**15,643,407**	**3,365,169**	**69,994**	**161,353,924**
Complementary accounts net of accumulated amortization	-	(782,097)	-	(93,947,612)	-	(911,378)	-	(108,038,662)
Sub-Total	**17,500,313**	**3,599,979**	**20,457**	**49,073,941**	**15,643,407**	**2,453,791**	**69,994**	**53,315,262**
Tax reclassification	(20,457)	(3,599,979)	(20,457)	(3,599,979)	(69,994)	(2,453,791)	(69,994)	(2,453,791)
Total	**17,479,856**	**-**	**-**	**45,473,962**	**15,573,413**	**-**	**-**	**50,861,471**

(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

7. Current and deferred income taxes, continued:

c) Income tax reconciliation:

As of March 31, 2008 and 2007 the reconciliation of tax expense to interest income before taxes is as follows:

Description	2008		2007	
	Base ThCh$	17% Tax Rate ThCh$	Base ThCh$	17% Tax Rate ThCh$$
Income before taxes	**5,259,085**	**894,044**	**6,941,598**	**1,180,072**
Permanent differences	**1,004,144**	**170,705**	**6,787,265**	**1,153,835**
Difference in price-level restatement equity valuation and financial and tax investments	1,930,304	328,151	2,136,510	363,207
Income from investments in related companies (equity method)	(353,748)	(60,137)	(283,781)	(48,243)
Other permanent differences	(572,412)	(97,309)	4,934,536	838,871
Temporary Differences	**24,971,576**	**4,245,168**	**33,510,548**	**5,696,793**
Difference in financial and tax depreciation	16,271,334	2,766,127	29,299,304	4,980,882
Subsidiary tax loss for the period	1,835,076	311,963	1,212,333	206,097
Other temporary differences	6,865,166	1,167,078	2,998,911	509,814
Total consolidated first category income tax base	**31,234,805**	**5,309,917**	**47,239,411**	**8,030,700**

(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

7. Current and deferred income taxes, continued:

d) Income tax detail:

The current tax expense recorded by the Company in the periods 2008 and 2007 result from the following items:

Description	2008 ThCh$	2007 ThCh$
Common tax expense before tax credit (income tax 17%)	5,309,917	8,030,700
Current tax expense (non-deductible expenses Art. 21, 35%)	5,134	1,624
Tax expense adjustment	(49,405)	-
Current income tax subtotal	**5,265,646**	**8,032,324**
Current year deferred taxes	(4,245,168)	(5,696,793)
Effect of amortization of complementary accounts for deferred assets and liabilities	3,275,870	3,561,965
Deferred tax subtotal	**(969,298)**	**(2,134,828)**
Total income expense tax	**4,296,348**	**5,897,496**

8. Other Current Assets:

Details of other current assets are as follows:

Description	2008 ThCh$	2007 ThCh$
Fixed income securities purchased with resale agreement (Note 9)	7,508,580	3,569,980
Deferred union contract bonus (1)	1,407,383	1,588,392
Deferred higher bond discount rate (Note 25)	243,696	248,361
Deferred disbursements for placement of bonds (Note 25)	136,888	138,136
Deferred disbursements for foreign financing proceeds (2)	340,797	395,601
Exchange insurance receivable	27,207	836,753
Unearned income on cash flows coverage	1,982,298	-
Deferred staff severance indemnities charges (3)	1,242,779	1,307,680
Others	364,251	148,659
Total	**13,253,879**	**8,233,562**

(1) Between May and September 2006, the Company negotiated a 38-month and 48-month union contract with a number of its employees, granting them, among other benefits, a signing bonus. That bonus was paid between July and December 2006. The total benefit of ThCh$4,918,946 (historical), is amortized using the straight-line method over the term of the union agreement. The long-term portion is recorded under Others (in Other non-current assets) (Note 14).

During July 2005, July and November 2007, subsidiary Telefónica Larga Distancia negotiated collective agreements with its employees for 30, 26 and 48 months, respectively.

(2) This amount corresponds to the cost (net of amortization) of the mandatory reserve paid to the Central Bank of Chile and disbursements incurred for foreign loans obtained by the Company to finance its investment plan. The long-term portion is recorded under Others (in Other Assets) (Note 14).

(3) Corresponds to the short-term portion to be amortized due to changes in the actuarial hypothesis and to the concept of loans to employees. The long-term portion is recorded under Others (in Other Assets) (Note 14).

9. Information regarding sales commitment transactions (agreements):

Code	Dates		Counterparty	Original currency	Subscription value ThCh$	Rate	Final Value ThCh$	Instrument Identification	Book Value ThCh$
	Inception	End							
CRV	March 20, 2008	April 4, 2008	Banco Estado	Ch$	4,499,149	6.24%	4,510,847	BCP0800708	4,507,728
CRV	March 20, 2008	April 4, 2008	Banco Estado	Ch$	851	6.24%	853	CERO010711	852
CRV	March 31, 2008	April 4, 2008	Banco Estado	Ch$	2,967,506	6.12%	2,969,523	BCP0800708	2,967,506
CRV	March 31, 2008	April 4, 2008	Banco Estado	Ch$	1,796	6.12%	1,798	CERO010314	1,796
CRV	March 31, 2008	April 4, 2008	Banco Estado	Ch$	30,698	6.12%	30,719	BCP0800708	30,698
			Total		**7,500,000**		**7,513,740**		**7,508,580**

(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

10. Property, plant and equipment:

Details of property, plant and equipment are as follows:

Description	2008		2007	
	Accumulated depreciation ThCh$	Gross prop., plant and equipment ThCh$	Accumulated depreciation ThCh$	Gross prop., plant and equipment ThCh$
Land	**-**	**29,983,691**	**-**	**30,160,212**
Building and improvements	**414,103,542**	**860,566,307**	**395,087,903**	**859,440,005**
Machinery and equipment	**2,461,855,698**	**3,094,817,050**	**2,336,663,944**	**3,001,088,897**
Central office telephone equipment	1,510,763,138	1,735,031,028	1,438,997,803	1,676,982,898
External building	697,177,724	1,034,351,806	661,506,706	1,014,546,189
Subscribers' equipment	214,047,802	284,100,111	196,528,421	269,151,164
General equipment	39,867,034	41,334,105	39,631,014	40,408,646
Other Property, Plant and Equipment	**228,601,784**	**360,708,786**	**206,209,550**	**361,441,587**
Office furniture and equipment	115,466,054	124,415,337	108,263,957	122,017,335
Projects, work in progress and materials	-	100,865,011	-	117,305,767
Leased assets (1)	81,441	544,572	72,365	544,572
Assets temporarily out of service	7,583,026	7,583,026	7,575,458	7,575,458
Software	104,316,157	125,963,994	89,201,741	112,722,823
Other	1,155,106	1,336,846	1,096,029	1,275,632
Technical revaluation Circular 550	**11,489,727**	**10,197,772**	**11,606,369**	**10,150,184**
Total	**3,116,050,751**	**4,356,273,606**	**2,949,567,766**	**4,262,280,885**

(1) Corresponds to buildings.

Operating costs include a depreciation charge for the period ended March 31, 2008 and 2007 amounting to ThCh$49,260,548 and ThCh$52,108,717, respectively, and administrative and selling expenses with a depreciation charge of ThCh$2,102,161 and ThCh$2,215,122 for 2008 and 2007, respectively.

During the normal course of its operations, the Company monitors new and existing assets, and their depreciation rates, and homologues them to the technological evolution and the development of the markets in which it competes.

(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

10. Property, plant and equipment, continued:

Details of the item after the technical revaluation are as follows:

Description	Net Balance ThCh$	Accumulated Depreciation ThCh$	Gross property, plant and equipment 2008 ThCh$	Gross property, plant and equipment 2007 ThCh$
Land	(514,245)	-	(514,245)	(559,908)
Building and improvements	(695,517)	(4,567,045)	(5,262,562)	(5,373,068)
Machinery and equipment	(82,193)	16,056,772	15,974,579	16,083,160
Total	**(1,291,955)**	**11,489,727**	**10,197,772**	**10,150,184**

Depreciation of the technical reappraisal surplus amounted to ThCh$(25,363) and ThCh$(17,687) for 2008 and 2007, respectively, Gross property, plant and equipment includes assets that have been fully depreciated in the amount of ThCh$1,591,925,281 in 2008 and ThCh$1,462,161,474 in 2007, which include ThCh$14,561,539 and ThCh$14,198,584, respectively, from the reappraisals mentioned in Circular No. 550.

11. Investments in related companies:

Details of investments in related companies are as follows:

Taxpayer No.	Company	Country of origin	Currency controlling the investment	Number of shares	Percentage participation 2008 %	Percentage participation 2007 %	Equity of the companies 2008 ThCh$	Equity of the companies 2007 ThCh$
Foreign	TBS Celular Participación S.A. (1) (2)	Brazil	Dollar	48,950,000	2.61	2.61	124,912,133	164,460,284
96,895,220-K	Atento Chile S.A. (2)	Chile	Pesos	3,209,204	28.84	28.84	16,923,331	16,696,388

Taxpayer No.	Company	Net income (loss) of the companies 2008 ThCh$	Net income (loss) of the companies 2007 ThCh$	Equity in income (loss) of the investment 2008 ThCh$	Equity in income (loss) of the investment 2007 ThCh$	Investment value 2008 ThCh$	Investment value 2007 ThCh$	Investment book value 2008 ThCh$	Investment book value 2007 ThCh$
Foreign	TBS Celular Participación S.A. (1) (2)	102,242	(1,009,231)	2,669	(26,341)	3,260,207	4,292,414	3,260,207	4,292,414
96,895,220-K	Atento Chile S.A. (2)	1,217,330	1,078,979	351,077	311,178	4,880,689	4,815,237	4,880,689	4,815,237
	Total					**8,140,896**	**9,107,651**	**8,140,896**	**9,107,651**

(1) The company records its investment in TBS Celular Participación S.A. using the equity method since it exercises significant influence through the Telefónica group to which it belongs, as established in paragraph No. 4 of Circular No. 1,179 issued by the SVS and ratified in Title II of Circular No. 1,697. Although Telefónica Chile only has a 2.61% direct participation in TBS Celular Participaciónes S.A., its Parent Company, Telefónica S.A., Spain, directly and indirectly has a percentage exceeding 20% ownership of the capital stock of that Company.

(2) As of March 31, 2008, the value of the investment was calculated on the basis of unaudited financial statements.

As of the date of these financial statements, there are no liabilities for hedge instruments assigned to foreign investments.

(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

12. Goodwill:

Details of goodwill are as follows:

Taxpayer No,	Company	Year of origin	2008 Amount amortized in the period ThCh$	2008 Balance of Goodwill ThCh$	2007 Amount amortized in the period ThCh$	2007 Balance of Goodwill ThCh$
Foreign	TBS Celular Participación S.A.	2001	50,834	1,264,322	50,834	1,800,733
96,551,670-0	Telefónica Larga Distancia S.A.	1998	313,628	13,428,082	313,628	14,700,015
96,834,320-3	Telefónica Internet Empresas S.A.	1999	25,632	286,223	25,632	390,175
	Total		**390,094**	**14,978,627**	**390,094**	**16,890,923**

Goodwill amortization years have been determined taking into account aspects such as the nature and characteristics of the business and estimated year of return on investment.

(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

13. Intangibles:

Details of intangibles are as follows:

Description	2008 ThCh$	2007 ThCh$
Underwater cable rights (gross)	25,625,812	25,625,812
Accumulated amortization, previous periods	(5,985,633)	(4,680,025)
Amortization for the period	(326,403)	(326,403)
Licenses (Software) (gross)	17,662,287	16,758,136
Accumulated amortization, previous periods	(13,975,705)	(9,375,812)
Amortization for the period	(1,103,811)	(1,132,558)
Total Net Intangibles	**21,896,547**	**26,869,150**

14. Other non-current assets:

Details of other non-current assets are as follows:

Description	2008 ThCh$	2007 ThCh$
Deferred issuance cost for obtaining external financing (Note 8(2)) (1)	371,741	775,073
Deferred union contract bonus (Note 8(1))	1,527,180	2,966,907
Bond issue expenses (Note 25)	553,683	703,512
Bond discount (Note 25)	905,675	1,151,007
Securities deposits	138,367	149,495
Deferred charge due to change in actuarial estimations (Note 8(3)) (2)	6,989,595	8,440,539
Deferred staff severance indemnities (3)	3,724,122	4,442,576
Total	**14,210,363**	**18,629,109**

(1) This amount corresponds to the cost (net of amortizations) of the disbursements incurred for foreign loans obtained by the Company to finance its investment plan. The short-term portion is presented under Other Current Assets (Note 8).

(2) With the implementation of new contractual conditions derived from the organizational changes in the Company, there have been a series of studies that allowed, with primary effect in 2004, the modification in the calculation basis for staff severance indemnities of the variable for future service life of employees. After concluding these studies, in 2005, other changes in estimates were incorporated, such as personnel fluctuation rate, mortality of employees and future salary increases for the year 2006, which includes the rate mentioned in Note 2 (s) for 2006, all determined on the basis of actuarial calculations, as established in Technical Bulletin No. 8 of the Chilean Association of Accountants. The short-term portion is recorded under Other Current Assets (Note 8).

The difference generated as a result of changes in the actuarial estimates constitutes actuarial gains or losses, which are deferred and amortized over the estimated average remaining future service life of the employees that will receive the benefit (see Note 2s).

(3) In conformity with the union agreements between the Company and its employees, loans were granted to employees, the amounts and conditions of which were based on, among other considerations, the accrued balances of staff severance indemnities at the date of the grant. The short-term portion is recorded under Other Current Assets (Note 8).

The staff severance indemnities provision has been recorded in part at its current value, deferring and amortizing this effect over the years of average remaining future service life of employees that subscribe to the benefit. The loan is presented under Other Long-term Receivables.

(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

15. Short-term obligations with banks and financial institutions:

Details of short-term obligations with banks and financial institutions are as follows:

Taxp.No.	Bank or financial institution	US$		U.F.		TOTAL	
		2008	2007	2008	2007	2008	2007
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
	Current maturities of long-term debt						
97,015,000-5	BANCO SANTANDER SANTIAGO	-	-	1,050,332	1,026,696	1,050,332	1,026,696
Foreign	CALYON NEW YORK BRANCH AND OTHERS	43,023	184,484	-	-	43,023	184,484
97,008,000-7	CITIBANK	65,960,902	688,172	-	-	65,960,902	688,172
Foreign	BBVA BANCOMER AND OTHERS	351,936	746,370	-	-	351,936	746,370
	Total	**66,355,861**	**1,619,026**	**1,050,332**	**1,026,696**	**67,406,193**	**2,645,722**
	Outstanding principal	65,656,500	-	-	-	-	-
	Average annual interest rate	3.24%	5.69%	3.18%	3.04%	3.22%	5.17%

Percentage of obligations in foreign currency	:	98.44 % for 2008	and	61.19 % for 2007
Percentage of obligations in local currency	:	1.56 % for 2008	and	38.81 % for 2007

16. Long-term obligations with banks and financial institutions

Long-term obligations with banks and financial institutions:

Taxp.No.	Bank or financial institution	Currency Index	Years to maturity for long-term portion 1 to 2	2 to 3	3 to 5	Long-term portion as of March 31,2008	Average annual interest rate	Long-term portion as of March 31,2007
			ThCh$	ThCh$	ThCh$	ThCh$	%	ThCh$
	LOANS IN DOLLARS							
Foreign	CALYON NEW YORK BRANCH AND OTHERS (1)	US$	87,542,000	-	-	87,542,000	Libor + 0.35%	116,515,855
Foreign	BBVA BANCOMER AND OTHERS (3)	US$	-	-	65,656,500	65,656,500	Libor + 0.334%	87,386,891
97,008,000-7	BANCO CITIBANK (2)	US$	-	-	-	-	Libor + 0.31%	87,386,891
	SUBTOTAL		**87,542,000**	**-**	**65,656,500**	**153,198,500**	**3.16%**	**291,289,637**
	LOANS IN UNIDADES DE FOMENTO							
97,015,000-5	BANCO SANTANDER SANTIAGO (4)	UF	-	70,469,094	-	70,469,094	Tab 360 + 0.325%	70,569,341
	SUBTOTAL		**-**	**70,469,094**	**-**	**70,469,094**	**3.18%**	**70,569,341**
	TOTAL		**87,542,000**	**70,469,094**	**65,656,500**	**223,667,594**	**3.17%**	**361,858,978**

Percentage of obligations in foreign currency	:	68.49 % for 2008	and	80.50 % for 2007
Percentage of obligations in local currency	:	31.51 % for 2008	and	19.50 % for 2007

(1) In December 2004, the Company renegotiated this loan, extending its due date from February and August 2005 to December 2009; in addition, the Company changed the agent bank, which until then had been Bilbao Viscaya Argentaria Bank.
(2) In May 2005, the Company renegotiated this loan, extending its due date from April 2006 and April 2007 to December 2008; in addition, the Companychaned the agent bank, which until then had been the ABN Amro Bank.
(3) In November 2005, the Company renegotiated this loan, extending its due date from April 2006, April 2007 and April 2008 to June 2011; in addition, the Company changed the agent bank, which until then had been the ABN Amro Bank.
(4) In April 2005, the Company renegotiated this loan, which allowed it to extend the due date from April 2008 to April 2010, In February 2007 the interest rate was changed from 0.45% to 0.325%.

17. Bonds and promissory notes payable:

Bonds

Details of bonds issued, classified as short and long-term, are as follows:

Registration number or identification of the instrument	Series	Nominal Amount of issue	Readjustment unit for bond	Nominal annual interest rate	Final Maturity	Frequency		Par value		Placement in Chile or abroad
						Interest payment	Amortizations	2008 ThCh$	2007 ThCh$	
Short-term portion of long-term bonds										
143,27,06,91	**F**	71,429	UF	6.000	Apr. 2016	Semi-annual	Semi-annual	1,744,032	1,785,164	Chile
281,20,12,01	**L (1)**	-	UF	3.750	Oct. 2012	Semi-annual	Maturity	957,432	958,794	Chile
							Total	**2,701,464**	**2,743,958**	
Long-term bonds										
143,27,06,91	**F**	535,714	UF	6.000	Apr. 2016	Semi-annual	Semi-annual	10,619,207	12,052,229	Chile
281,20,12,01	**L (1)**	3,000,000	UF	3.750	Oct. 2012	Semi-annual	Maturity	59,467,590	59,552,187	Chile
							Total	**70,086,797**	**71,604,416**	

(1) On March 29, 2006, the Company placed bonds in the local market for a nominal amount of UF3,000,000 equivalent to US$102.1 million (historical) of a series denominated L, which is composed of 6,000 bonds with a value of UF 500 each.

These bonds mature in one installment on October 25, 2012. The annual interest rate amounts to UF + 3.75% and interest is paid semi-annually.

18. Accruals and Write-offs:

Detail of accruals shown in liabilities are as follows:

	2008 ThCh$	2007 ThCh$
Current		
Staff severance indemnities	2,411,226	584,985
Vacation	1,741,933	1,570,735
Incentive provision	712,856	3,324,995
Other employee benefits (1)	814,134	726,952
Employee benefit advances	(2,751,398)	(2,592,389)
Sub-Total	**2,928,751**	**3,615,278**
Long-term		
Staff severance indemnities	35,113,778	38,579,806
Total	**38,042,529**	**42,195,084**

(1) Includes provisions as per current union agreement.

During the 2008 period no bad debt write-offs have been performed. For the 2007 period these amounted to ThCh$ 247,963 which were recorded against the respective provision.

19. Staff severance indemnities:

Details of the charge to income for staff severance indemnities are as follows:

	2008 ThCh$	2007 ThCh$
Beginning balance (1)	37,506,495	38,882,852
Payments for the period	(1,333,702)	(568,228)
Provision increase	1,352,211	850,167
Ending Balance	**37,525,004**	**39,164,791**

(1) The previous year is shown restated for comparative purposes.

20. Minority interest:

Minority interest recognizes the portion of equity and net income of subsidiaries owned by third parties. Details for 2008 and 2007 are as follows:

Subsidiaries	Percentage Minority Interest		Participation in equity		Participation in net income (loss)	
	2008 %	2007 %	2008 ThCh$	2007 ThCh$	2008 ThCh$	2007 ThCh$
Telefónica Larga Distancia S.A.	0.125	0.171	231,250	291,458	6,593	9.659
Fundación Telefónica Chile	50.00	50.00	(35,098)	87,479	(88,589)	(103.397)
Telefónica Gestión Servicios Compartidos de Chile S.A.	0.001	0.001	17	16	1	1
Total			**196.169**	**196.169**	**378,953**	**(81,995)**

(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

21. Shareholders' equity

During the 2008 and 2007, changes to shareholders' equity accounts are as follows:

	Paid-in capital	Reserve equity indexation	Other reserves	Retained earnings	Net income	Interim dividend	Total shareholders´ equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
2008							
Balances as of December 31, 2007	904,735,562	-	(3,251,980)	-	10,856,131	(5,806,115)	906,533,598
Transfer of 2007 income to retained earnings	-	-	-	10,856,131	(10,856,131)	-	-
Cumulative translation adjustment	-	-	(638,216)	-	-	-	(638,216)
Price-level restatement, net	-	7,237,884	(26,015)	86,849	-	(46,449)	7,252,269
Net income	-	-	-	-	1,044,732	-	1,044,732
Balances as of March 31, 2008	**904,735,562**	**7,237,884**	**(3,916,211)**	**10,942,980**	**1,044,732**	**(5,852,564)**	**914,192,383**
2007							
Balances as of December 31, 2006	890,894,953	-	(3,000,511)	-	23,353,046	(10,486,613)	900,760,875
Transfer of 2006 income to retained earnings	-	-	-	23,353,046	(23,353,046)	-	-
Cumulative translation adjustment	-	-	49,042	-	-	-	49,042
Price-level restatement, net	-	1,781,790	(4,636)	46,706	-	(20,973)	1,802,887
Other reserves	-	-	682,346	-	-	-	682,346
Net income	-	-	-	-	1,053,131	-	1,053,131
Balances as of March 31, 2007	**890,894,953**	**1,781,790**	**(2,273,759)**	**23,399,752**	**1,053,131**	**(10,507,586)**	**904,348,281**
Restated balances as of March 31, 2008	**962,550,650**	**1,925,101**	**(2,456,640)**	**25,281,821**	**1,137,836**	**(11,352,723)**	**977,086,045**

(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

21. Shareholders' Equity, continued:

(a) Paid-in capital:

As of March 31, 2008 the Company's paid-in capital is as follows:

Number of shares:

Series	No. of subscribed shares	No. of paid shares	No. of shares with voting rights
A	873,995,447	873,995,447	873,995,447
B	83,161,638	83,161,638	83,161,638

Paid-in capital:

Series		Subscribed Capital ThCh$	Paid-in Capital ThCh$
A		826,128,516	826,128,516
B		78,607,046	78,607,046

(b) Shareholder distribution:

As indicated in SVS Circular No. 792, the stratification of shareholders by percentage of ownership in the Company as of March 31, 2008 is as follows:

Type of shareholder	Percentage of Total holdings %	Number of shareholders
10% holding or more	62.06	2
Less than 10% holding: Investment equal to or exceeding UF 200	37.21	1,358
Investment under UF 200	0.73	10,671
Total	**100.00**	**12,031**
Controlling company	44.90	1

21. Shareholders' Equity, continued:

(c) Dividends:

i) Dividend policy:

In accordance with Law No.18,046, unless otherwise decided at the Shareholders' Meeting by unanimous vote of the outstanding shares, when there is net income, at least 30% must be allocated in dividend payments.

Taking into consideration the cash situation, the levels of projected investment and the solid financial indicators for 2005 and future years, on April 14, 2005, the Ordinary Shareholders' Meeting modified the dividend distribution policy reported at the Ordinary Shareholders' Meeting of April 2004, and agreed upon distributing 100% of net income generated during the respective year by means of an interim dividend in November of each year and a final dividend in May of the following year.

ii) Dividend distributed:

On April 13, 2007, the Ordinary Shareholders' Meeting approved payment of final dividend No. 173, for the amount of ThCh$ 12,866,433 (historical), equivalent to Ch$13.44234 per share, with a charge to 2006 net income. The dividend was paid on May 15, 2007.

Additionally, the Extraordinary Shareholders' Meeting held on April 13, 2007, approved modification of the company bylaws in order to decrease capital by ThCh$48,815,012 (historical), in order to distribute additional cash to the shareholders in 2007. The capital distribution was equivalent to Ch$51 per share.

On October 24, 2007, the Board of Directors agreed to pay interim dividend No. 174 of Ch$6 per share, equivalent to ThCh$ 5,742,943 (historical), with a charge to net income generated by the Company as of September 30, 2007.

On January 30, 2008 the Board of Directors agreed to call an Ordinary Shareholders' Meeting for April 14, 2008, in order to approve, among other matters, payment of a final dividend (No. 175) of Ch$5.276058 per share equivalent to ThCh$ 5,050,016, with a charge to 2007 net income. With the distribution of this dividend plus interim dividend No. 174, distributed in November 2007, for the amount of ThCh$ 5,806,115. The Company's dividend distribution policy, which requires distribution of 100% of net income for the year is fulfilled.

(d) Other reserves:

Other reserves correspond to the net effect of the accumulated adjustment for conversion differences in accordance with what is established in Technical Bulletin No. 64 issued by the Chilean Association of Accountants, and the details are as follows:

		Amount			
	Company	**December 31, 2007 ThCh$**	**Price-level restatement ThCh$**	**Net Movement ThCh$**	**Balance as of March 31, 2008 ThCh$**
Foreign	TBS Celular Participación S.A.	(3,251,980)	(26,015)	(638,216)	(3,916,211)
	Total	**(3,251,980)**	**(26,015)**	**(638,216)**	**(3,916,211)**

22. Other Non-Operating Income and Expenses:

(a) Other non-operating income:

Details of other non-operating income are as follows:

Other Income	2008 ThCh$	2007 ThCh$
Administrative services	372,021	547,817
Fines levied on suppliers and indemnities	107,293	41
Proceeds from sale of used equipment	34,664	1,362,675
Other	56,196	215,587
Total	**570,174**	**2,126,120**

(b) Other non-operating expenses:

Details of other non-operating expenses are as follows:

Other Expenses	2008 ThCh$	2007 ThCh$
Restructuring costs	1,046,197	-
Lawsuit and other provisions	126,782	1,034,936
Lower market value provision	1,113	35,331
Removal of expired assets	1,694,058	494,414
Other	2,944	130,827
Total	**2,871,094**	**1,695,508**

(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

23. Price-level restatement:

Details of price-level restatement are as follows:

Assets (Charges) Credits	Indexation	2008 ThCh$	2007 ThCh$
Inventory	C.P.I.	-	875
Other current assets	C.P.I.	49,721	10,044
Other current assets	U.F.	167,419	4,640
Short and long-term deferred taxes	C.P.I.	765,408	220,936
Property, plant and equipment	C.P.I.	9,832,846	2,732,100
Investments in related companies	C.P.I.	63,234	17,524
Goodwill	C.P.I.	130,072	35,870
Long-term receivables	U.F.	929,733	(34,759)
Other long-term assets	C.P.I.	192,998	(32,805)
Other long-term assets	U.F.	15,468	2,745
Expense accounts	C.P.I.	359,944	(15,547)
Total Credits		**12,506,843**	**2,941,623**

Liabilities – Shareholders' Equity (Charges) Credits	Indexation	2008 ThCh$	2007 ThCh$
Short-term obligations	U.F.	(829,970)	(558,318)
Long-term obligations	C.P.I.	(2,096)	6,060
Long-term obligations	U.F.	(2,652,817)	(5,429,920)
Shareholders' equity	C.P.I.	(7,252,269)	(1,947,895)
Revenue accounts	C.P.I.	(535,902)	22,013
Total Charges		**(11,273,054)**	**(7,908,060)**

Gain (loss) from Price-level restatement, net	**1,233,789**	**(4,966,437)**

(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

24. Foreign currency translation:

Details of the gain on foreign currency translation are as follows:

Assets (Charges) Credits	Currency	2008 ThCh$	2007 ThCh$
Current assets	US$	(200,805)	735,217
Current assets	EURO	108,836	(3,914)
Current assets	REAL	(16,204)	88,077
Long-term receivables	US$	-	658,740
Total (Charges) Credits		**(108,173)**	**1,478,120**

Liabilities (Charges) Credits	Currency	2008 ThCh$	2007 ThCh$
Short-term obligations	US$	1,251,363	(584,042)
Short-term obligations	EURO	2,862	972
Short-term obligations	REAL	-	(36,248)
Short-term obligations	JPY	3	-
Long-term obligations	US$	(1,051,237)	(682,065)
Total Credits (Charges)		**202,991**	**(1,301,383)**

Foreign currency translation gain, net		**94,818**	**176,737**

25. Expenses from issuance and placement of shares and debt:

Details of this item are as follows:

Description	Short-term		Long-term	
	2008 ThCh$	2007 ThCh$	2008 ThCh$	2007 ThCh$
Bond issuance expenses	136,888	138,136	553,683	703,512
Discount on debt	243,696	248,361	905,675	1,151,007
Total	**380,584**	**386,497**	**1,459,358**	**1,854,519**

The corresponding items are classified as Other Current Assets and Other Long-term Assets, as applicable, and are amortized over the term of the respective obligations.

26. Cash flows:

Financing and investing activities that do not generate cash flows during the period, but which generate future cash flows are as follows:

a) Financing activities: Financing activities that generate future cash flows are as follows:

Obligations with banks and financial institutions - Notes 15 and 16
Obligations with the public - Note 17

b) Investing activities: Investing activities that generate future cash flows are as follows:

Description	Maturity	ThCh$
CERO	2008	3,622,995
BCU	2008	2,404,841

c) Cash and cash equivalents:

Description	2008 ThCh$	2007 ThCh$
Cash	5,123,507	9,787,944
Time deposits	80,470,580	71,254,151
Other current assets (Note 8)	7,508,580	3,569,980
Total	**93,102,667**	**84,612,075**

(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

27. Derivative Contracts:

Details of derivative contracts are as follows:

Type of Derivate	Type of Contract	Description of Contract						Value of Hedged Item	Affected Accounts			
		Contract Value	Maturity or Expiration	Specific Item	Purchase Sale Position	Hedged Item or Transaction			Asset/Liability		Effect on Income	
						Name	Amount	ThCh$	Name	Amount ThCh$	Realized ThCh$	Unrelized ThCh$
S	CCPE	150,000,000	III Quarter 2008	Exchange rate	C	Oblig, in US$	150,000,000	65,656,500	assets liabilities	65,656,500 (98,794,137)	(9,935,847)	-
S	CCPE	90,000,000	II Quarter 2011	Exchange rate	C	Oblig, in US$	90,000,000	39,393,900	assets liabilities	39,393,900 (57,284,858)	(7,776,664)	-
S	CCTE	50,000,000	II Quarter 2009	Exchange rate	C	Oblig, in US$	50,000,000	21,885,500	assets liabilities	21,885,500 (33,175,167)	(3,067,215)	(747,882)
S	CCTE	150,000,000	IV Quarter 2009	Exchange rate	C	Oblig, in US$	150,000,000	65,656,500	assets liabilities	65,656,500 (96,837,108)	(9,092,247)	(1,607,783)
S	CCTE	60,000,000	II Quarter 2011	Exchange rate	C	Oblig, in US$	60,000,000	26,262,600	assets liabilities	26,262,600 (36,648,441)	(2,766,740)	(1,959,163)
S	CCTE	1,635,880	II Quarter 2009	Exchange rate	C	Oblig, in US$	1,635,880	32,427,285	assets liabilities	32,427,285 (33,845,731)	(34,867)	76,481
S	CCTE	3,550,000	II Quarter 2010	Exchange rate	C	Oblig, in US$	3,550,000	70,469,094	assets liabilities	70,469,094 (68,626,236)	(110,460)	1,168,190
S	CCTE	595,690	II Quarter 2011	Exchange rate	C	Oblig, in US$	595,690	11,808,090	assets liabilities	11,808,090 (11,739,274)	(35,715)	35,410
S	CCTE	2,000,000	III Quarter 2012	Exchange rate	C	Oblig, in US$	2,000,000	39,645,060	assets liabilities	39,645,060 (37,638,455)	70,589	1,796,105
FR	CCPE	4,551,559	II Quarter 2008	Exchange rate	C	Oblig, in US$	4,551,559	1,992,262	assets liabilities	1,992,262 (2,202,133)	-	(357,101)
FR	CCPE	3,489,840	III Quarter 2008	Exchange rate	C	Oblig, in US$	3,489,840	1,527,538	assets liabilities	1,527,538 (1,625,406)	-	(215,953)
FR	CCPE	5,749,481	IV Quarter 2008	Exchange rate	C	Oblig, in US$	5,749,481	2,516,606	assets liabilities	2,516,606 (2,679,191)	-	(263,495)
FR	CCTE	16,554,151	II Quarter 2008	Exchange rate	C	Oblig, in US$	16,554,151	7,245,919	assets liabilities	7,245,919 (7,275,318)	(36,474)	48,120
FR	CCTE	8,844,298	III Quarter 2008	Exchange rate	C	Oblig, in US$	8,844,298	3,871,237	assets liabilities	3,871,237 (3,863,977)	(16,647)	23,909
FR	CCTE	9,165,722	IV Quarter 2008	Exchange rate	C	Oblig, in US$	9,165,722	4,011,929	assets liabilities	4,011,929 (4,012,799)	(53,053)	52,182
FR	CCTE	104,548	I Quarter 2009	Exchange rate	C	Oblig, in US$	104,548	45,762	assets liabilities	45,762 (45,526)	(528)	763
FR	CCTE	1,296,006	II Quarter 2008	Exchange rate	C	Oblig, in US$	1,296,006	323,988	assets liabilities	323,988 (338,130)	(10,370)	(3,771)
FR	CCTE	1,119,798	III Quarter 2008	Exchange rate	C	Oblig, in US$	1,119,798	279,938	assets liabilities	279,938 (292,786)	(4,337)	(8,511)
FR	CCTE	1,351,996	IV Quarter 2008	Exchange rate	C	Oblig, in US$	1,351,996	337,985	assets liabilities	337,985 (354,391)	561	(16,966)
FR	CCTE	185,018	I Quarter 2009	Exchange rate	C	Oblig, in US$	185,018	46,253	assets liabilities	46,253 (48,595)	491	(2,833)
Exchange forward contracts expensed during the period (net)											(159,798)	
						TOTAL				**-**	**(33,029,321)**	**(1,982,298)**

Type of derivates : FR: Forwad
S : Swap

Type of Contract: CCPE: Hedge contract for existing transactions
CCTE: Hedge contract for expected transactions
CI: Investment hedge contract

28. Contingencies and commitments:

a) Lawsuit against the State of Chile:

(i) Having exhausted all administrative remedies aimed at correcting the errors and illegal actions taken in the tariff-setting process of 1999, in March 2002, the Company filed a lawsuit for damages against the Government of Chile for the amount of ThCh$ 181,038,411, plus readjustments and interest, covering past and future damages incurred up to May 2004.

The judicial process is currently at the sentencing stage.

(ii) Telefónica Chile and Telefónica Larga Distancia filed an indemnity suit against the State of Chile, claiming damages caused were due to modification of the telecommunications cable network due to works carried out by highway concessionaries from 1996 to 2000.

The amount of the damages claimed consists of both companies having to pay to transfer their telecommunications networks due to the construction of public works concessioned under the Concessions Law in the amount of:

a.- Compañía de Telecomunicaciones de Chile S.A.: ThCh$ 1,929,207 (historical)
b.- Telefónica Larga Distancia S.A.: ThCh$ 2,865,209 (historical)

On March 24, 2008, final first instance sentence was dictated rejecting the complaint without costs.

This sentence is being appealed.

b) Lawsuits:

(i) Voissnet Lawsuit:

On March 14, 2005, Telefónica Chile responded to the complaint filed by Voissnet before the Antitrust Commission ("Tribunal de la Libre Competencia") TDLC, for alleged events which in their opinion went against free competition, development of Internet technology, fundamental broadband telephony, and access to broadband, by not providing voice services through the broadband Internet access provided by Telefónica Chile.Voissnet intends for the TDLC to obligate Telefónica Chile to allow third parties to provide IP Telephony through the Internet using its ADSL.

On October 26, 2006, the Company was notified of the sentence dictated by the Antitrust Commission, which partially accepted the complaint filed by Voissnet S.A. and the requirement of the National Economic Attorney General's Office ("Fiscalía Nacional Económica"), which sentenced Telefónica Chile to pay a fine of 1,500 UTA.

On July 4, 2007, the Supreme Court dictated sentence on the complaint filed by Telefónica Chile, against the ruling of the Antitrust Commission, which partially accepted the complaint filed by Voissnet and the requirement of the National Economic Attorney General's Office ("Fiscalía Nacional Económica"), and reduced the fine from 1,00 to 556 UTA, eliminating whereas clauses 72 to 81 of the TDLC's ruling, which would allow Voissnet to act without a concession, and leaving in force the whereas clauses that declare that broadband is a non-regulated service that does not require concession.

28. Contingencies and restrictions, continued:

(ii) New Voissnet complaint:

On July 12, 2007 Voissnet filed a complaint before the Antitrust Commission (TDLC) against Telefónica Chile for alleged cross subsidy in the joint commercialization of its broadband and fixed telephony services, taking advantage of its dominant position in those markets. The complaint was notified on August 20, 2007.

Telefónica Chile requested that the complaint be rejected, with costs, since the packaged voice and broadband offers are due to a competitive dynamic, and it has not incurred in practices that attempt against free competition.

This is currently at the stage where the Court must dictate the resolution setting the facts on which evidence must be rendered.

(iii) Complaint filed by VTR Telefónica S.A.:

On June 30, 2000, VTR Telefónica S.A. filed an ordinary lawsuit, claiming payment of Ch$2,204 million, plus amounts accrued during the lawsuit, for the concept of access charges for the use if its networks. It based its complaint on the differences originated due to the reduction of access charges after Tariff Decree No. 187 came into effect. Telefónica Chile sustained that the access charge tariffs that both parties must pay each other for the reciprocal use of their networks are regulated by a signed contract which VTR is ignoring. The first instance sentence accepted VTR's complaint and the compensation alleged in subsidy by Telefónica Chile. The Company filed an ordinary public motion and appeal, which are pending before the Santiago Court of Appeals.

There are two other cases related to the previous judicial process. The first filed by VTR in 2002 before Subtel for alleged non-payment of invoices for access charges set by D.S. 26, to obligate Telefónica Chile to pay those invoices and impose the fines foreseen in the General Telecommunications Law. That case has been suspended by order of the Minster at that time, until there is a sentence in the judicial proceeding filed by VTR in 2000. The other case was filed by Telefónica Chile on June 6, for VTR's non payment of access charges according to the contract signed between the parties and it has been suspended until there is a sentence in the first of the mentioned lawsuits.

In turn, on December 21, 2005 Telefónica Chile sued VTR for non payment of automatic reversal of charges services (800-services) for the amount of Ch$1,500 million, plus sums accrued during the course of the lawsuit. VTR filed a counterclaim for the same concepts, for the amount of Ch$1,200 million. That judicial process is in the first instance proceeding stage.

28. Contingencies and restrictions, continued:

(iv) Manquehue Net:

On June 24, 2003, Telefónica Chile filed a forced contract fulfillment complaint with damage indemnity before the arbitration court of Mr. Víctor Vial del Río against Manquehue Net, for the amount of ThCh$3,647,689, and the sums accrued during the proceeding. On the same date, Manquehue Net filed a discount compliance complaint (in the amount of UF 107,000), in addition to a obligation claim (the signing of 700 service contracts).

On April 11, 2005, the Arbitrator notified the fist instance sentence that accepted the complaint of Telefónica Chile, sentencing Manquehue Net to pay approximately Ch$ 452 million, and at the same time accepted the complaint filed by Manquehue Net sentencing Telefónica Chile to pay UF 47,600.

Telefónica Chile filed ordinary public law motions against both sentences, which are currently pending before the Santiago Court of Appeals.

(v) Chilectra and CGE:

In June 2006, Telefónica Chile filed complaints against Chilectra S.A. and Río Maipo (today CGE Distribución), requesting an adjusted refund of the Reimbursable Financial Contributions (AFR) ("Aportes Financieros Reembolsables") that the company paid between 1992 and 1998, in virtue of the Electric Law. The amounts to be restored amount to ThCh$899,658 and ThCh$117,350, respectively. The complaints have been recently notified and are at the discussion stage.

(vi) Labor lawsuits:

Labor lawsuits have been filed against the company during the normal course of operations.

To date there are certain labor proceedings involving former employees that claim wrongful dismissal. These employees did not sign contract termination agreements or receive severance indemnity for years of service. On several occasions the Supreme Court reviewed the sentences passed on the matter, accepting the Company's thesis, ratifying the validity of the terminations; however there are certain lawsuits pending first instance sentencing.

There are also other lawsuits that involve former employees in certain proceedings, with paid staff severance indemnities and paid and signed contract termination agreements, who in spite of having chosen voluntary retirement plans or having been terminated due to company needs, intend to have them annulled. Of these lawsuits, to date, two have been favorable to the Company, rejecting the annulment.

Certain Syndicates have filed complaints before the Santiago Labor Courts, requesting indemnification for various concepts.

(vii) Complaint filed by Telmex Servicios Empresariales S.A:

During the first quarter of 2008, Telmex Servicios Empresariales S.A. filed a complaint before the Antitrust Commission against Telefónica Chile, for alleged affectation of free competition, related to the process of being awarded the concession for local wireless public service of the 3.400 – 3.600 MHz band, requesting condemnation to pay a fine in benefit of the Government in the amount of 18,000 UTA.

The Company answered the complaint within the deadline, requesting rejection of all its parts.

(viii) Empresa Ferrocarriles del Estado de Chile:

Ordinary lawsuit: "Empresa de los Ferrocarriles del Estado versus Telefónica Chile", filed before the 7th Civil Court of Santiago. That process was initiated by forced compliance complaint regarding the obligations agreed upon or consented derived from the Regulation on Railway Crossing, Parallelism and Support, which in addition demanded payment of a sum no less than 48,298.44 UTM, whether for the construction or annual passage relating to crossings located on the railway, plus indemnity for material damages and pain and suffering alleged to have been experienced, with readjustments, interest and costs, and notwithstanding the sums accrued during the proceeding.

On March 25, 2008 final first instance sentencing was passed fully rejecting the complaint.

(ix) Theoduloz Slier and Ochoa Soriano versus Zalaquett Zalaquett and Telefónica Chile:

On January 17, 2008, Telefónica Chile was notified of an executive obligation to perform complaint filed by Ms. Rodemilia Theoduloz Slier and Matilde Ochoa Soriano against Armando Zalaquett Zalaquett and Telefónica Chile; the obligation to perform consisted of delivery of 14,468,895 Series A shares of Telefónica Chile whose titleholder is the defendant, Armando Zalaquett Zalaquett.

Regarding the origin of this complaint, it should be noted that due to a capital increase of Compañía de Teléfonos de Chile S.A. carried out in 1988, Mr. Armando Zalaquett Zalaquett subscribed 3 cash share subscription agreements, which were not paid within the deadline, therefore receiving application of the executive proceeding foreseen in Article 17 of Law No. 18,046.

Telefónica Chile opposed the execution, since Mr. Zalaquett is not a shareholder of the Company, which is currently in process.

(x) Other lawsuits:

During the last quarter of 2007, resolutions dictated by the Ministry of Transport and Telecommunications were notified, in which fines were applied due to non-compliance with the previous resolutions, which altogether amount to UTM 33,700. Telefónica Chile has filed appeals against those resolutions, which are currently in process and pending sentence. It should be noted that the resolutions consider daily fines, which as of December 31, 2007 are estimated to amount to close to UTM 1,200.

Management and its internal and external legal counsel periodically monitor the evolution of the lawsuits and contingencies affecting the Company during the normal course of its operations, analyzing in each case the possible effects on the financial statements. Based on this analysis and the information available to date, management and its legal counsel believe that it is unlikely that the Company's income and equity will be significantly affected by loss contingencies that could eventually represent significant liabilities in addition to those already recorded in the financial statements.

(c) Financial restrictions

In order to develop its investment plans, the Company has obtained financing both in the domestic market and abroad (Notes 15, 16 and 17) which establish, among other things: clauses on the maximum debt the Company may maintain.

(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

The maximum debt ratio is 1.60.

Non-compliance with these clauses implies that all the obligations assumed in these financing contracts would be considered due and payable.

As of March 31, 2008, the Company complies with all financial restrictions.

c) Guarantee Deposits:

The detail of guarantee deposits is as follow:

Creditor of the Guarantee	Debtor		Type of the Guarantee	In force Tickets	Liberation of Guarantee		
	Company Name	Relation		ThCh$	2008 ThCh$	2009 ThCh$	2010 ThCh$
SUBSECRETARIA DE DESARROLLO REGIONAL	Telefónica Larga Distancia	Subsidiary	Deposit	1,000	1,000	-	-
CAMARA DE DIPUTADOS DE CHILE	Telefónica Larga Distancia	Subsidiary	Deposit	17,000	17,000	-	-
CONSEJO DE DEFENSA DEL ESTADO	Telefónica Larga Distancia	Subsidiary	Deposit	700	700	-	-
DIRECCIÓN DE COMPRAS Y CONTRATACIÓN PÚBLICA	Telefónica Larga Distancia	Subsidiary	Deposit	5,000	5,000	-	-
SERVICIO NACIONAL DE PESCA	Telefónica Larga Distancia	Subsidiary	Deposit	405	-	405	-
SUBSECRETARIA DE TELECOMUNICACIONES	Telefónica Larga Distancia	Subsidiary	Deposit	412,214	-	412,214	-
SERVICIO DE SALUD METROPOLITANO OCCIDENT	Telef. Empresas Chile S.A.	Subsidiary	Deposit	139,066	139,066	-	-
MINISTERIO DEL INTERIOR	Telef. Empresas Chile S.A.	Subsidiary	Deposit	120,000	120,000	-	-
FUERZA AEREA DE CHILE-COMANDO LOGISTICO	Telef. Empresas Chile S.A.	Subsidiary	Deposit	119,394	119,394	-	-
UNIVERSIDAD DE CONCEPCION	Telef. Empresas Chile S.A.	Subsidiary	Deposit	118,935	-	-	118,935
SERVICIO DE SALUD METROPOLITANO ORIENTE	Telef. Empresas Chile S.A.	Subsidiary	Deposit	111,992	111,992	-	-
ZURICH SHARED SERVICES S.A.	Telef. Empresas Chile S.A.	Subsidiary	Deposit	110,048	110,048	-	-
INSTITUTO DE NORMALIZACIÓN PREVISIONAL	Telef. Empresas Chile S.A.	Subsidiary	Deposit	99,232	-	99,232	-
EMPRESA DE TRANSP. DE PASAJEROS METRO SA	Telef. Empresas Chile S.A.	Subsidiary	Deposit	99,113	99,113	-	-
DIRECCION NACIONAL DE GENDARMERIA DE CHI	Telef. Empresas Chile S.A.	Subsidiary	Deposit	88,577	-	-	88,577
SCL TERMINAL AEREO STGO SOC CONCESIONARI	Telef. Empresas Chile S.A.	Subsidiary	Deposit	85,395	85,395	-	-
SERVICIO DE SALUD METROPOLITANO NORTE	Telef. Empresas Chile S.A.	Subsidiary	Deposit	75,702	75,702	-	-
SERVICIO DE SALUD METROPOLITANO CENTRAL	Telef. Empresas Chile S.A.	Subsidiary	Deposit	69,041	69,041	-	-
SERVICIO DE SALUD DE VIÑA DEL MAR-QUILLO	Telef. Empresas Chile S.A.	Subsidiary	Deposit	68,711	68,711	-	-
CORPORACION ADMINISTRATIVA DEL PODER JUD	Telef. Empresas Chile S.A.	Subsidiary	Deposit	120,000	20,000	43,757	56,243
METROGAS S.A.	Telef. Empresas Chile S.A.	Subsidiary	Deposit	50,052	50,052	-	-
BANCO ESTADO	Telef. Empresas Chile S.A.	Subsidiary	Deposit	50,000	50,000	-	-
SERVICIO AGRICOLA Y GANADERO	Telef. Empresas Chile S.A.	Subsidiary	Deposit	48,537	43,860	-	4,677
COMANDO DE SALUD DEL EJERCITO	Telef. Empresas Chile S.A.	Subsidiary	Deposit	45,000	45,000	-	-
SERVICIO DE SALUD DE CONCEPCION	Telef. Empresas Chile S.A.	Subsidiary	Deposit	42,637	42,637	-	-
POLICIA DE INVESTIGACIONES	Telef. Empresas Chile S.A.	Subsidiary	Deposit	40,522	-	40,522	-
CORPORACION DEL COBRE DE CHILE	Telef. Empresas Chile S.A.	Subsidiary	Deposit	39,645	39,645	-	-
SERVICIO DE SALUD VALPARAISO SAN ANTONIO	Telef. Empresas Chile S.A.	Subsidiary	Deposit	39,550	39,550	-	-
SUBSECRETARIA DE TELECOMUNICACIONES	Telefónica Chile S.A.	Parent Company	Deposit	842,656	720,410	-	122,246
CONSTRUCTORA SAN FRANCISCO S.A.	Telefónica Chile S.A.	Parent Company	Deposit	380,919	380,919	-	-
SERVIU REGION METROPOLITANA	Telefónica Chile S.A.	Parent Company	Deposit	82,790	62,670	19,650	470
DIRECCION REGIONAL DE VIALIDAD VII REGIO	Telefónica Chile S.A.	Parent Company	Deposit	49,556	49,556	-	-
DIR. REGIONAL DE VIALIDAD METROPOLITANA	Telefónica Chile S.A.	Parent Company	Deposit	47,380	47,380	-	-
MUNICIPALIDAD DE PROVIDENCIA	Telefónica Chile S.A.	Parent Company	Deposit	18,196	18,196	-	-
OTHERS GUARANTEES	Telefónica Chile S.A.	Parent Company	Deposit	311,040	264,240	35,720	11,080
OTHERS GUARANTEES	Telefónica Larga Distancia	Subsidiary	Deposit	456	456	-	-
OTHERS GUARANTEES	Telef. Empresas Chile S.A.	Subsidiary	Deposit	1,062,560	901,640	93,080	67,840
Total				**5,013,021**	**3,798,373**	**744,580**	**470,068**

29. Third party guarantees:

The Company has not received any guarantees from third parties.

30. Local and Foreign Currency:

A summary of the assets in local and foreign currency is as follows:

Description	Currency	2008 ThCh$	2007 ThCh$
Total current assets :		**367,257,331**	**349,834,435**
Cash	Non-indexed Ch$	4,825,596	7,371,442
	US$	272,460	2,368,569
	Euros	25,451	47,933
Time deposits	Non-indexed Ch$	9,430,261	333,512
	Non-indexed Ch$	70,064,016	62,415,536
	US$	4,585,146	8,505,103
Marketable securities	Non-indexed Ch$	2,404,842	-
	Indexed Ch$	3,622,994	-
	US$	-	15,479,411
Notes and accounts receivable (1)	Indexed Ch$	274,720	-
	Non-indexed Ch$	185,015,455	194,548,150
	US$	950,928	2,100,770
	Euros	45,826	376,933
Accounts receivable from related companies	Non-indexed Ch$	8,816,268	13,928,751
	US$	8,987,973	5,026,644
Other current assets (2)	Indexed Ch$	10,080,867	220,656
	Non-indexed Ch$	57,495,241	36,268,152
	US$	357,690	736,682
	Reales	1,597	106,191
Total property, plant and equipment :		**1,240,222,855**	**1,312,713,119**
Property, plant and equipment and accumulated Depreciation	Indexed Ch$	1,240,222,855	1,312,713,119
Total other long-term assets		**73,469,496**	**86,663,996**
Investment in related companies	Indexed Ch$	8,140,896	9,107,651
Investment in other companies	Indexed Ch$	4,524	4,524
Goodwill	Indexed Ch$	14,978,627	16,890,923
Other long-term assets (3)	Indexed Ch$	32,108,752	30,457,119
	Non-indexed Ch$	18,236,697	30,045,816
	US$	-	157,963
Total assets		**1,680,949,682**	**1,749,211,550**
Subtotal by currency	**Indexed Ch$**	**1,318,864,496**	**1,369,727,504**
	Non-indexed Ch$	**346,858,115**	**344,577,847**
	US$	**15,154,197**	**34,375,142**
	Euros	**71,277**	**424,866**
	Reales	**1,597**	**106,191**

(1) Includes the following balance sheet accounts: Trade Accounts Receivable, Notes Receivable and Miscellaneous Accounts Receivable.
(2) Includes the following balance sheet accounts: Inventories, Recoverable Taxes, Prepaid Expenses, Deferred Taxes and Other Current Assets.
(3) Includes the following balance sheet accounts: Long-term Debtors, Intangibles, Accumulated amortization and Others.

30. Local and Foreign Currency, continued:

A summary of the current liabilities in local and foreign currency is as follows:

Description	Currency	Up to 90 days				90 days up to 1 year			
		2008		2007		2008		2007	
		Amount ThCh$	Average annual interest %	Amount ThCh$	Average annual interest %	Amount ThCh$	Average annual interest %	Amount ThCh$	Average annual interest %
Short-term portion of obligations with banks and financial institutions	Indexed Ch$	1,050,332	3.18	1,026,696	3.04	-	-	-	-
	US$	66,355,861	3.40	1,619,026	5.69	-	-	-	-
Bonds and promissory notes payable (Promissory notes)	Non-indexed Ch$	-	-	-	-	-	-	-	-
Bonds and promissory notes payable (Bonds payable)	Indexed Ch$	2,701,464	5.73	2,743,958	4.16	-	-	-	-
	US$	-	-	-	-	-	-	-	-
Long-term obligations maturing within a year	Indexed Ch$	3,942	8.10	3,389	8.10	12,641	8.10	10,170	8.10
Accounts payable to related companies	Indexed Ch$	800,918	-	-	-	-	-	-	-
	Non-indexed Ch$	32,497,892	-	34,071,759	-	-	-	-	-
	US$	3,412,467	-	1,208,287	-	-	-	-	-
Other current liabilities (4)	Indexed Ch$	2,673,878	-	893,597	-	22,833,622	-	154,836	-
	Non-indexed Ch$	134,057,103	-	154,993,768	-	50,901	-	2,458,585	-
	US$	21,412,827	-	13,231,148	-	32,981,614	-	-	-
	Euros	237,988	-	42,795	-	-	-	-	-
	Yenes	800	-	-	-	-	-	-	-
	Reales	9,200	-	240,258	-	6,046	-	-	-
Total current liabilities		**265,214,672**	-	**210,074,681**	-	**55,884,824**	-	**2,623,591**	-
Subtotal by currency	**Indexed Ch$**	**7,230,534**		**4,667,640**		**22,846,263**		**165,006**	
	Non-indexed Ch$	**166,554,995**		**189,065,527**		**50,901**		**2,458,585**	
	US$	**91,181,155**		**16,058,461**		**32,981,614**		**-**	
	Euros	**237,988**		**42,795**		**-**		**-**	
	Yenes	**800**		**-**		**-**		**-**	
	Reales	**9,200**		**240,258**		**6,046**		**-**	

(4) Includes the following balance sheet accounts: Dividends payable, Trade accounts payable, Miscellaneous accounts payable, Accruals, Withholdings, Unearned Income and Other current liabilities.

(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

30. Local and Foreign Currency, continued:

A summary of the long-term liabilities in local and foreign currency for 2008 is as follows :

Description	Currency	1 to 3 years		3 to 5 years		5 to 10 years		over 10 years	
		ThCh$	Average annual interest Rate %	ThCh$	Average annual interest Rate %	ThCh$	Average annual interest Rate %	ThCh$	Average annual interest Rate %
LONG TERM LIABILITIES									
Obligation with banks and financial institutions	Indexed Ch$	70,469,094	3.18	-	-	-	-	-	-
	US$	87,542,000	2.95	65,656,500	3.45	-	-	-	-
Bonds and promissory notes payable	Indexed Ch$	3,982,203	6.00	63,449,793	3.89	2,654,801	6.00	-	-
Other long-term liabilities (5)	Indexed Ch$	13,887,961	-	17,128,881	-	12,374,476	-	70,051,463	-
	Non-indexed Ch$	29,963,278	-	5,763,240	-	780,906	-	1,757,038	-
TOTAL LONG-TERM LIABILITIES		**205,844,536**		**151,998,414**		**15,810,183**		**71,808,501**	
Subtotal by currency	**Indexed Ch$**	**88,339,258**		**80,578,674**		**15,029,277**		**70,051,463**	
	Non-indexed Ch$	**29,963,278**		**5,763,240**		**780,906**		**1,757,038**	
	US$	**87,542,000**		**65,656,500**		**-**		**-**	

A summary of the long-term liabilities in local and foreign currency for 2007 is as follows :

RUBROS		1 to 3 years		3 to 5 years		5 to 10 years		over 10 years	
		ThCh$	Average annual interest Rate %	ThCh$	Average annual interest Rate %	ThCh$	Average annual interest Rate %	ThCh$	Average annual interest Rate %
LONG-TERM LIABILITIES									
Obligation with banks and financial institutions	Indexed Ch$	-	-	70,569,341	3.04	-	-	-	-
	US$	203,902,746	5.69	87,386,891	5.69	-	-	-	-
Bonds and promissory notes payable	Indexed Ch$	-	-	59,552,187	3.75	12,052,229	6.0	-	-
Other long-term liabilities (5)	Indexed Ch$	30,568,032	-	2,240,986	-	10,330,482	-	72,473,862	-
	Non-indexed Ch$	495,685	-	468,297	-	916,617	-	8,090,925	-
TOTAL LONG-TERM LIABILITIES		**234,966,463**		**220,217,702**		**23,299,328**		**80,564,787**	
Subtotal by currency	**Indexed Ch$**	**30,568,032**		**132,362,514**		**22,382,711**		**72,473,862**	
	Non-indexed Ch$	**495,685**		**468,297**		**916,617**		**8,090,925**	
	US$	**203,902,746**		**87,386,891**		**-**		**-**	

(5) Includes the following balance sheet accounts: Accounts payable to related companies, Miscellaneous accounts payable, Accruals, Deferred long-term taxes, Other long-term liabilities.

31. Sanctions:

Neither the Company nor its Directors and Managers have been sanctioned by the SVS or any other administrative authority during 2008 and 2007.

32. Subsequent events:

On April 14, 2008, the Ordinary Shareholders' Meeting of Telefónica Chile agreed upon the following:

a) Distribute 46.52% of net income for the year, by paying a final dividend of Ch$ 5.276058 per share, to be paid on May 14, 2008.

The Extraordinary Shareholders' Meeting of Telefónica Chile, held on April 14, 2008 agreed to the following:

a) Decrease stock capital by ThCh$ 39,243,440, maintaining the same amount of shares issued by the Company, which means paying Ch$41 per share, empowering the Board of Directors to set the date of payment to the shareholders.

b) Modify the bylaws referring to the previous agreements.

The Ordinary Shareholders' Meeting of subsidiary Telefónica Larga Distancia S.A. held on April 11, 2008, agreed to the following:

a) Designate the following Company directors:

Emilio Gilolmo López
José Moles Valenzuela
Manuel Plaza Martín
Juan Antonio Etcheverry Duhalde
Humberto Soto Velasco
Fernando García Muñoz
Cristián Aninat Salas

b) Distribute 30% of net income for the year, through payment of a dividend of Ch$105.10171 per share, to be paid on May 15, 2008.

On April 23, 2008 the Board of Directors accepted the resignation of Deputy Director Luis Cid and Regular Director Andrés Concha. On the same date Andrés Concha was named Regular Director and Raúl Morodo was named Deputy Director.

From April 1 to April 23, 2008, there have been no other significant subsequent events that affect these interim consolidated financial statements.

33. Environment:

In the opinion of Management and the Company's in-house legal counsel, because the nature of the Company's operations do not directly or indirectly affect the environment, as of the closing date of these consolidated financial statements, no resources have been set aside nor have any payments been made for non-compliance with municipal ordinances or to other supervising organizations.

(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

34. Time deposits:

Details of time deposits are as follows:

Placement	Institution	Currency	Principal ThCh$	Rate %	Maturity	Principal ThCh$	Accrued interest	2008 ThCh$
Jan-09-08	BBVA	CH$	2,300,000	6.90	Apr-21-08	2,300,000	36,148	2,336,148
Jan-09-08	BCO CHILE	CH$	500,000	6.48	Apr-21-08	500,000	7,380	507,380
Jan-09-08	BICE	CH$	3,500,000	6.72	Apr-21-08	3,500,000	53,573	3,553,573
Jan-11-08	BBVA	CH$	4,600,000	6.96	Apr-30-08	4,600,000	71,147	4,671,147
Jan-11-08	BCO CHILE	CH$	3,200,000	6.90	Apr-30-08	3,200,000	49,066	3,249,066
Jan16-08	BANK BOSTON	CH$	700,000	6.48	Apr-21-08	700,000	9,450	709,450
Feb-13-08	BCO CHILE	CH$	3,400,000	6.72	Apr-30-08	3,400,000	29,829	3,429,829
Feb-13-08	HSBC	CH$	1,600,000	6.48	Apr-30-08	1,600,000	13,536	1,613,536
Feb-13-08	BCI	CH$	1,400,000	6.36	Apr-30-08	1,400,000	11,625	1,411,625
Feb-13-08	BCO SECURITY	CH$	1,000,000	6.24	Apr-30-08	1,000,000	8,147	1,008,147
Feb-22-08	BBVA	CH$	1,800,000	6.54	Apr-01-08	1,800,000	12,426	1,812,426
Mar-05-08	HSBC	CH$	1,700,000	6.24	Apr-01-08	1,700,000	7,661	1,707,661
Mar-05-08	HSBC	CH$	1,000,000	6.00	Apr-01-08	1,000,000	3,808	1,003,808
Mar-10-08	CORPBANCA	CH$	2,300,000	6.48	Apr-02-08	2,300,000	8,694	2,308,694
Mar-11-08	CORPBANCA	CH$	900,000	6.36	Apr-10-08	900,000	3,180	903,180
Mar-19-08	BCI	CH$	2,200,000	6.84	May-20-08	2,200,000	5,016	2,205,016
Mar-19-08	BANKBOSTON	CH$	3,000,000	6.60	May-20-08	3,000,000	6,600	3,006,600
Mar-19-08	BANKBOSTON	CH$	300,000	6.48	May-20-08	300,000	648	300,648
Mar-19-08	HSBC	CH$	500,000	6.42	May-20-08	500,000	1,070	501,070
Mar-20-08	BCI	CH$	2,400,000	6.24	Apr-04-08	2,400,000	4,576	2,404,576
Mar-20-08	BCO FALABELLA	CH$	400,000	6.00	Apr-04-08	400,000	733	400,733
Mar-24-08	BCO FALABELLA	CH$	3,100,000	6.00	Apr-04-08	3,100,000	3,617	3,103,617
Mar-25-08	BCO SANTANDER	CH$	2,900,000	7.08	May-09-08	2,900,000	3,422	2,903,422
Mar-26-08	BBVA	CH$	1,800,000	6.72	Apr-14-08	1,800,000	1,680	1,801,680
Mar-26-08	BCO SANTANDER	CH$	1,500,000	6.12	Apr-14-08	1,500,000	1,275	1,501,275
Mar-27-08	BCO SANTANDER	CH$	2,350,000	6.84	Apr-28-08	2,350,000	1,786	2,351,786
Mar-27-08	BCI	CH$	2,700,000	6.60	Apr-28-08	2,700,000	1,980	2,701,980
Mar-27-08	BCO CHILE	CH$	2,400,000	6.60	Apr-28-08	2,400,000	1,760	2,401,760
Mar-27-08	BANK BOSTON	CH$	1,900,000	6.60	Apr-28-08	1,900,000	1,393	1,901,393
Mar-27-08	BCO ESTADO	CH$	750,000	6.24	Apr-28-08	750,000	520	750,520
Mar-28-08	HSBC	CH$	1,500,000	6.36	Apr-24-08	1,500,000	795	1,500,795
Mar-28-08	CORPBANCA	CH$	2,500,000	7.08	Jun-26-08	2,500,000	1,475	2,501,475
Mar-31-08	BCO SANTANDER	CH$	3,750,000	7.20	May-21-08	3,750,000	-	3,750,000
Mar-31-08	BCI	CH$	1,800,000	6.72	Apr-30-08	1,800,000	-	1,800,000
Mar-31-08	ABN AMRO BANK	CH$	2,050,000	6.90	Apr-21-08	2,050,000	-	2,050,000
Dec-13-07	CITIBANK NA	UF	123	6.48	Apr-21-08	2,435,689	20,649	2,456,338
Jan-08-08	BCO ESTADO	UF	102	6.72	Apr-21-08	2,016,221	8,600	2,024,821
Feb-29-08	BCO CHILE	UF	51	6.96	Apr-30-08	1,002,837	1,295	1,004,132
Mar-13-08	BANK BOSTON	UF	182	6.90	Sep-09-08	3,608,356	487	3,608,843
Mar-31-08	CITIBANK NA	USD	10,200	1.95	Apr-01-08	4,464,642	-	4,464,642
Mar-04-08	BCI	UF	17	-	Jun-03-08	336,127	-	336,127
Mar-10-08	BCI	USD	161	3.43	Apr-09-08	70,507	-	70,507
Mar-10-08	BCI	USD	114	3.43	Apr-09-08	49,997	-	49,997
Total						**83,684,376**	**395,047**	**84,079,423**

(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

35. Accounts payable:

Details of the accounts payable balance are as follows:

Description	2008 ThCh$	2007 ThCh$
Suppliers		
Chilean	118,708,008	110,773,274
Foreign	19,522,796	19,561,048
Provision for works-in-progress	8,036,392	3,249,330
Total	**146,267,196**	**133,583,652**

36. Other accounts payable:

Details of other accounts payable are as follows:

Description	2008 ThCh$	2007 ThCh$
Exchange insurance contract payables	35,361,010	165,410
Billing on behalf of third parties	4,979,920	4,385,792
Accrued supports	911,728	1,275,191
Carrier service	2,121,168	5,894,946
Others	68,958	56,928
Sub Total	**43,442,784**	**11,778,267**
Description	**2008 ThCh$**	**2007 ThCh$**
Exchange insurance contract creditors	67,596,384	32,109,568
Sub Total	**67,596,384**	**32,109,568**
Total	**111,039,168**	**43,887,835**

Antonio José Coronet
Accountant Manager

José Molés Valenzuela
General Manager

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2008 and 2007

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

TABLE OF CONTENTS

1. HIGHLIGHTS

Capital Reduction

The Ordinary Shareholders' Meeting held on April 14, 2008 agreed to the following:

a) Distribute 46.52% of net income for the year, through payment of a final dividend of Ch$ 5.276058 per share, to be paid on May 14, 2008.

b) Decrease share capital by ThCh$ 39,243,441 maintaining the same amount of shares issued by the Company, which means paying Ch$ 41 per share, empowering the Board of Directors to set the payment date for the shareholders.

c) Modify Bylaws, in reference to prior agreements.

Appointment of Directors

Telefónica Larga Distancia

The Ordinary Shareholders' Meeting, held on April 11, 2008, agreed to designate the following persons as Company directors:

- Emilio Gilolmo López
- José Molés Valenzuela
- Manuel Plaza Martin
- Juan Antonio Etcheverry Duhalde
- Humberto Soto Velasco
- Fernando García Muñoz
- Cristián Aninat Salas

Dividend Policy

Telefónica Chile

The Ordinary Shareholders' Meeting, held on April 14, 2008 agreed to distribute 2007 net income through payment of a final dividend of $5.276058 per share. In accordance with current dividends policy, this dividend, added to interim dividend No. 174, in the amount of Ch$5,742,942,510 (historical), equivalent to Ch$6 per share, paid on November 21, 2007, totalled 100% of net income generated during 2007.

Telefónica Larga Distancia

The Ordinary Shareholders' Meeting, held on April 11, 2008, agreed to distribute 30% of 2007 net income through payment of a dividend of Ch$105.10171 per share to be paid on May 15, 2008.

Relevant Aspects of the Industry

The most relevant event of the first quarter was the threefold increase in broadband speed offered by Telefónica and VTR without increasing the price of the service. Manquehue and Telsur announced that they would equal this offer.

During March 2008 the integrated services offer was consolidated, generating a new focus of competition among the different operators in the sector, with the Company's own services or alliances with third parties. In this manner, in the residential area almost all fixed operators already have service package offers (voice, broadband and TV). A similar situation occurs in small and medium companies with voice and broadband plan offers, while in the corporate area, operators offer integrated solutions that allow companies to consolidate their IP networks to transmit voice and data and facilitate integration toward business processes based on information technology. In a transversal manner, mobile communications have become massive in the social and corporate areas of the country.

A competition model was maintained at a worldwide level, mainly using copper par (ADSL), coaxial, fiber optics and wireless (3G, WiMax, PHS) technologies.

In the mobile area the highlight is the incorporation of 3G technology to the commercial offer of the operators, which all operate through the UMTS and HSDPA standard.

2. VOLUME STATISTICS, STATEMENTS OF INCOME AND RESULTS BY BUSINESS AREA

TABLE No. 1

VOLUME STATISTICS

DESCRIPTION	March 2007	March 2008	VARIATION Q	%
Lines in Service (end of period)	2,185,041	2,157,376	(27,665)	-1.27%
Normal	690,664	524,988	(165,676)	-23.99%
Plans	1,133,367	1,278,128	144,761	12.77%
Prepaid	361,010	354,260	(6,750)	-1.87%
Broadband	527,047	645,106	118,049	22.40%
DLD Traffic (thousands)	134,335	138,598	4,263	3.17%
ILD Traffic Outgoing (thousands)	18,038	19,597	1,559	8.64%
IP Dedicated (1)	13,264	16,801	3,537	26.67%
Digital Television	129,062	231,625	102,563	79.47%

(1) Does not include citynet network.

TABLE No. 2
CONSOLIDATED STATEMENTS OF INCOME FOR THE THREE-MONTH PERIODS ENDED MARCH 31,2008 AND 2007
(Figures in millions of pesos as of March 31, 2008)

DESCRIPTION	JAN-MAR 2007	JAN-DEC 2007	JAN-MAR 2008	VARIATION (2008/2007)	
				ThCh$	%
OPERATING REVENUES					
VOICE, FIXED NETWORK AND COMPLEMENTARY	**92,195**	**366,287**	**86,006**	**(6,189)**	**-6.7%**
Basic Telephony	**58,028**	**233,685**	**54,698**	**(3,330)**	**-5.7%**
Fixed Charge	14,821	52,822	10,583	(4,238)	-28.6%
Variable Charge	13,507	50,298	10,784	(2,723)	-20.2%
Flexible Plans (Minutes)	29,700	130,565	33,331	3,631	12.2%
Access Charges and Interconnections (1)	**13,173**	**53,261**	**12,861**	**(312)**	**-2.4%**
Domestic Long Distance (DLD)	2,070	7,533	1,583	(487)	-23.5%
International Long Distance (ILD)	480	1,754	352	(128)	-26.7%
Other Interconnection Services	10,623	43,974	10,926	303	2.9%
Other Fixed Telephony Services	**20,994**	**79,341**	**18,447**	**(2,547)**	**-12.1%**
Advertising in Telephone Directories	670	3,271	529	(141)	-21.0%
ISP (Switchboard and Dedicated)	538	1,544	275	(263)	-48.9%
Telemergencia (Security Services)	2,360	8,190	1,797	(563)	-23.9%
Public Phones	2,558	8,507	1,785	(773)	-30.2%
Interior Installation and Equipment Rental	7,637	29,309	6,535	(1,102)	-14.4%
Equipment Commercialization	439	4,377	1,119	680	154.9%
Connections and other installations	524	2,631	1,030	506	96.6%
Value Added Services	3,750	14,984	3,634	(116)	-3.1%
Other Basic Telephony Services	2,518	6,528	1,743	(775)	-30.8%
BROADBAND AND BROADBAND PLUS VOICE	**23,463**	**102,446**	**27,567**	**4,104**	**17.5%**
TELEVISION	**4,568**	**26,768**	**8,991**	**4,423**	**96.8%**
LONG DISTANCE	**15,053**	**58,903**	**13,888**	**(1,165)**	**-7.7%**
Long Distance	5,771	21,423	4,839	(932)	-16.1%
International Service	6,599	26,457	6,655	56	0.8%
Network Capacity and Circuit Rentals	2,683	11,023	2,394	(289)	-10.8%
CORPORATE COMMUNICATIONS	**19,284**	**82,915**	**20,288**	**1,004**	**5.2%**
Terminal Equipment	2,608	12,288	2,703	95	3.6%
Complementary Services	3,436	14,132	3,486	50	1.5%
Data Services	7,263	29,526	7,475	212	2.9%
Dedicated Links and Others	5,977	26,969	6,624	647	10.8%
OTHER BUSINESSES (2)	**479**	**2,428**	**538**	**59**	**12.3%**
TOTAL OPERATING REVENUES	**155,042**	**639,747**	**157,278**	**2,236**	**1.4%**
Salaries	18,951	81,433	19,980	1,029	5.4%
Depreciation (3)	55,456	216,635	52,467	(2,990)	-5.4%
Other Operating Costs	66,128	270,684	73,562	7,435	**11.2%**
TOTAL OPERATING COSTS	**140,535**	**568,752**	**146,009**	**5,473**	**3.9%**
OPERATING INCOME	**14,507**	**70,995**	**11,269**	**(3,237)**	**-22.3%**
Interest Income	1,262	5,117	1,505	243	19.3%
Other Non-operating Income	2,126	5,028	570	(1,556)	-73.2%
Income from Investments in Related Companies (4)	285	1,902	354	69	24.2%
Interest Expenses	(4,364)	(19,061)	(6,506)	(2,142)	49.1%
Amortization of Goodwill	(390)	(1,581)	(390)	0	0.0%
Other Non-operating Expenses	(1,695)	(19,492)	(2,871)	(1,176)	69.4%
Price-level restatement (5)	(4,790)	1,404	1,328	6,118	-127.7%
NON-OPERATING INCOME	**(7,566)**	**(26,683)**	**(6,010)**	**1,556**	**-20.6%**
INCOME BEFORE INCOME TAX	**6,941**	**44,312**	**5,259**	**(1,681)**	**-24.2%**
Income taxes	(5,897)	(33,480)	(4,296)	1,601	-27.1%
Minority Interest	94	111	82	(12)	-12.8%
NET INCOME (6)	**1,138**	**10,943**	**1,045**	**(93)**	**-8.2%**

(1) Due to accounting consolidation does not include access charges of Telefónica Larga Distanca.
(2) Includes revenues from t-gestiona, Telepeajes and Fundación.
(3) Amortization of underwater cable is presented in other operations costs.
(4) For the purposes of a comparative analysis, equity participation in income from investments in related companies is shown net (net income/losses).
(5) For analysis purposes price-level restatement and foreign currency translation are presented together.
(6) For comparison purposes, certain reclassifications have been made to the 2006 statements of income.

3. ANALYSIS OF RESULTS FOR THE PERIOD

EVOLUTION OF THE INCOME STRUCTURE AND OPERATING COSTS

Operating income

The new income structure has been evolving coherently with the strategy of packaging voice, broadband and television services, through a flexible offer where customers create the combination of services that best suit their needs. In this manner, the Company has managed to go from a single-service to a multi-service line of business.

This is evident if we analyze the evolution of income in the period from January to March 2008 in relation to the period January to March 2007; it is clear that the flexibility and packages of the multiple services offered by the Company have allowed it to compensate for the drop in income from traditional telephone business and achieve a 1.4% increase in comparison to the 2007 period.


Millon Ch$
Flexibility + packaging offset
the drop in traditional business
+MCh$ 12,158
155,042
-9,761
+3,631
+4,104
+4,423
-1,165
+1,004
157,278
Migration to
flexible plans
+
Lower traffic
1Q07
Traditional
Telphony
Flexible
Plans
Broadband
Paid TV
Long
Distance
Corporate
Cust. Comm.
1Q08

As commented in Operating Income, the gradual increase in income from flexible plans, broadband and television has reverted the downward tendency of previous years and offset the drop in traditional telephony (fixed and variable charge) and long distance business.

The above is reflected in the following graph, which shows the growth in the contribution of packaged products, which coincides with the Company's new business strategy.

Contribution to Income by Business
1T07


CORPORAT
COMMUNICATION
12
OTHER
0
VOICE
COMPLEMENTAR
41
LONG
10
TELEVISIÓ
3
BROADBAN
15
MINUTES
19

Contribution to Income by Business
1T 08


CORPORATE
COMMUNICATIONS
13
OTHER
0
VOICE
COMPLEMENTAR
33
LONG
9
TELEVISIÓ
6
BROADBAN
18
MINUTES
21

Operating Costs

The new structure of services has had a direct effect on the structure of costs. The services that compose the "multi-service" offer have two fundamental characteristics, on the one hand they have associated variable costs and commercialization expenses, which are added to the Company's fixed costs and, on the other, they are services that due to their nature, in general generate lower margins. Although this has increased the Company's operating costs, it is expected that these should stabilize in time.

3.1 OPERATING INCOME

As of March 31, 2008, operating income reached Ch$ 11,269 million, which represents a 22.3% decrease in respect to the previous year.

A. Operating Income

Operating income for 2007 amounted to Ch$ 157,278 million, a growth o 1.4% in relation to the income obtained the previous year of Ch$ 155,042 million.

The Company's strategy, focusing on the change in the business structure, has allowed strengthening the growth in Broadband and Television, which together with Flexible Plans, has neutralized the decrease in income from the traditional business of Fixed Telephony and Long Distance.

i. ***Revenues from Voice and Complementary*:** this income shows a 6.7% decrease in respect to the previous year, mainly because:

Basic telephone service (Voice), represents 34.8% of consolidated income and shows a 10.3% drop in respect to the previous year, originated by:

- ***Fixed monthly charge,*** corresponding to the fixed monthly charge for connection to the network, decreased by 5.7% mainly explained by migration of customers to flexible plans.
- ***Variable charge****,* decreased by 20.2%, which shows the effect of lower income derived from the drop in traffic per line and migration of customers to flexible plans.
- **Flexible plans,** growth of customers in Flexible Plans leveraged by migration from traditional telephony and capturing new customers, implying a 12.2% growth in respect to the previous year.

Access charges and interconnections, represent 8.2% of consolidated income and decreased by 2.4%, mainly due to 23.5% lower income from *domestic long distance* access charges, effect that is offset by a slight 26.7% increase in income from *international long distance*. On the other hand *other interconnection services* decreased by 2.9%, emphasizing increases in media rental services, information services, unbundling services and fixed-fixed access charges.

Complementary Services, represent 11.0% of consolidated income and show a 12.1% decrease, equivalent to Ch$2,547 million mainly explained by the net effect of:

- The decrease in inside income and income from equipment rental and value added services is mainly due to the drop in average lines in service; and the decrease in income from telephone book advertising, security services, public telephones and switchboard and dedicated ISP.
- The increase in income from commercialization of equipment and connections and other installations.

ii. ***Broadband:*** Has shown a sustained increase in the last years reaching Ch$ 27,567 million in 2008, with a 17.5% increase in comparison to the same period the previous year mainly due to the 22.4% increase in the number of customers.

iii. ***Television:*** a little over a year after it was launched income from television represents 5.0% of operating income. In the same period the previous year, income from these services amounted to Ch$8,991 million. The number of customers has grown by 79.5% in comparison to the previous year.

iv. ***Revenues from Long Distance:*** Revenues from these services decreased by 7.7% in comparison to 2007, due to a 16.1% decrease in income from DLD mainly due to lower average income and a 10.8% decrease in media and circuit rental.

v. ***Revenues from Corporate Communications:*** This business revenue shows a 5.2% increase in respect to the same period in 2007, mainly due to the effects of a 10.8% increase in data circuits, 2.9% in income from data services and 3.6% income from terminal equipment.

vi. ***Revenues from Other Businesses:*** These revenues increased by 12.3% mainly due to the increase in revenues from Instituto Telefónica in comparison to the previous period.

B. *Operating Costs*

Operating costs for the period reached Ch$14,009 million, increasing by 3.9% in relation to 2007. This is mainly explained by: i) costs generated by the new business model of Internet access with Terra, for ADSL customers; ii) the purchase of content for the television business; and iii) a 5.4% increase in the remunerations line. The latter is explained by the internalization of employees who were previously hired by third parties, performed by the Company due to the application of the Subcontracting Law, whereas depreciation cost dropped by 5.4%.

3.2 NON-OPERATING INCOME

Non-operating income obtained in the year ended March 31, 2008 shows a deficit of Ch$6,010 million, a 20.6% decrease in respect to the previous period. The most significant effects are generated by:

a) ***Financial income*** shows an increase of 19.3%, mainly due to more volume of funds, transitorily destined to financial investments.

b) ***Other non-operating income*** reached an amount of Ch$ 570 million, figure that is lower than the Ch$ 2,126 million reached in the 2007 period. This is mainly because in 2007 higher revenues were obtained from disposal of assets and indemnities to contractors for loss of equipment. For this period 82% of the heading corresponds to fines to suppliers and contractors.

c) ***Financial expenses*** increased by 49.1% in the 2008 period, mainly associated to the nominalization of the Company's debt, which changed from US dollars/UF to US dollars/Chilean pesos, which implies a higher rate assumed for the respective interest rate insurance covered by the respective insurance contracts at a nominal peso rate. This is framed within the hedge policy that allows the company to mitigate the exposure of the debt to the high volatility of the UF and inflation.

d) ***Other non-operating expenses*** reached Ch$ 2,871 million, Ch$1,176 million higher than those in the 2007 period. This derived mainly from higher restructuring expenses and retirement of out of service property, plant and equipment.

e) ***Price-level restatement*** in the 2008 period shows a net gain of Ch$ 1,328 million, mainly due to the variations experienced in the CPI, Unidad de Fomento and exchange rate.

3.3 NET RESULT FOR THE PERIOD

f) As of March 31, 2008, net results reached net income of Ch$1,045 million, whereas in 2007 net income was Ch$ 1,138 million. The lower income obtained in 2008 is derived from 22.3% lower operating income, basically due to higher operating costs and to the slight increase in the level of income taxes. Both effects are partly offset by the 20.6% decrease in non-operating deficit.

3.4 RESULTS BY BUSINESS AREA

1. **Basic Telephone Business:** Recorded a net loss of Ch$ 1,045 million as of March 31, 2008, in relation to the Ch$ 1,138 million deficit recorded in the 2007 period. This was due to lower operating income, generated by an 0.12% deficit in operating income in conjunction with a 2.5% increase in selling costs and 6% in administration and selling expenses, effect that was partially offset by the variation in non-operating deficit and positive income, due to a 74.26% improvement in financial income and a 9.98% increase in net income from sale of investment in related companies, effect that was partially offset by 43.4% higher financial expenses and a 73.81% deficit in other non-operating revenues.

2. **Corporate Communications Business:** This business contributed net income of Ch$ 2,825 million, a 70.6% increase in relation to the 2007 period which presents net income of Ch$ 1,655 million, mainly due to higher operating income due to the 26.6% decrease in administration and selling expenses, partly offset by the 12.20% increase in operating costs.

3. **Long distance Business:** As of December 31, 2008 presented net income of Ch$ 5,287 million, lower than net income reached in the 2007 period in the amount of Ch$ 5,640 million. This variation is mainly produced by operating income which decreased due to the 7.87% increase in administration and selling expenses, as well as the 21.72% deficit presented in non-operating income, which arises mainly from higher losses related to price-level restatement and exchange differences.

4. **Other Businesses:** These businesses mainly include the services of Instituto Telefónica, T-gestiona and Fundación. The businesses as a whole generated net income of Ch$ 538 million, higher than the net income of Ch$ 479 million obtained in the 2007 period, due to higher income obtained by T-Gestiona.

.

4. STATEMENT OF CASH FLOWS

TABLE No. 3
CONSOLIDATED CASH FLOWS
(Figures in millions of pesos as of March 31, 2008)

DESCRIPTION	JAN-MAR 2007	JAN-DIC 2007	JAN-MAR 2008	VARIATION ThCh$	%
Cash and cash equivalents at beginning of period	**44,762**	**44,762**	**79,176**	**34,414**	**76.9%**
Net cash provided by operating activities	64,048	246,239	42,343	(21,705)	-33.9%
Net cash used in financing activities	-	(72,822)	-	-	n/a
Net cash used in investing activities	(24,119)	(134,869)	(27,724)	(3,605)	14.9%
Effect of inflation on cash and cash equivalents	(79)	(4,134)	(692)	(613)	766.3%
Cash and cash equivalents at end of period	**84,612**	**79,176**	**93,103**	**8,491**	**10.0%**
Net change in cash and cash equivalents for the year	**39,850**	**34,414**	**13,927**	**(25,923)**	**-65.1%**

The net positive variation in cash and cash equivalents of Ch$13,927 million in cash flows for the 2008 period, compared to the positive variation of Ch$ 39,850 million in the 2007 period, presented a decrease mainly related to a deficit in cash flows from operating activities for this, which showed a 33.9% decrease in relation to the same period in 2007 mainly due to payments to suppliers in the 2008 period.

5. FINANCIAL INDICATORS

TABLE No. 4
CONSOLIDATED FINANCIAL INDICATORS

DESCRIPTION	JAN-MAR 2007	JAN-DEC 2007	JAN-MAR 2008
LIQUIDITY RATIOS			
Current Ratio			
(Current Assets / Current Liabilities)	1.69	1.06	1.14
Acid Ratio			
(Most liquid assets / Current Liabilities)	0.47	0.26	0.30
DEBT RATIOS			
Leverage Ratio			
(Total Liabilities / Shareholders' Equity)	0.79	0.86	0.84
Long-term Debt Ratio			
(Long-term Liabilities / Total Liabilities)	0.73	0.57	0.58
Financial Expenses Coverage			
(Income Before Taxes and Interest / Interest Expenses)	2.19	3.60	1.58
RETURN AND EARNINGS PER SHARE RATIOS			
Operating Margin			
(Operating Income / Operating Revenues)	9.06%	14.87%	7.16%
Return on Fixed Assets			
(Operating Income / Net Property, Plant and Equipment [(1)])	1.1%	5.29%	0.89%
Earnings per Share			
(Net Income / Average number of paid shares each year)	$ 1.1	$ 11.23	$ 1.1
Return on Equity			
(Income / Average shareholders' equity)	0.12%	1.15%	0.11%
Profitability of Assets			
(Income/Average assets)	0.07%	0.63%	0.06%
Operating Assets			
(Net income / Average operating assets [(2)])	1.06%	5.30%	1.14%
Return on Dividends			
(Paid dividends / Market Price per Share)	5.5%	7.65%	7.5%
ACTIVITY INDICATORS			
Total Assets (millions of Ch$)	1,749,212	1,698,395	1,680,949
Sale of Assets (millions of Ch$)	-	135	-
Investments in other companies and property, plant and equipment (millions of Ch$)	27,747	145,598	27,330
Inventory Turnover			
(Cost of Sales / Average Inventory)	1.48	1.65	1.62
Days in Inventory			
(Average Inventory / Cost of sales times 360 days)	244.04	218.41	221.95

(1) Figures at the beginning of the year, restated.
(2) Property, plant and equipment are considered operating assets

The key points from the table above are the following:

The common liquidity index decreased due to a 54.8% increase in current liabilities due to transferring obligations with financial institutions in the 2008 period to the short-term which caused a 14.1% increase in accounts payable, whereas current assets only increased by 5.0%.

The increase in the debt ratio is explained by a 6.4% decrease in shareholder's equity, mainly due to a decrease in stock capital and distribution of dividends, activities performed in 2007 and 2008, for the purpose of distributing cash surpluses to the shareholders.

6. EXPLANATION OF THE MAIN DIFFERENCES BETWEEN MARKET OR ECONOMIC VALUE AND THE BOOK VALUE OF THE COMPANY'S ASSETS

Due to market imperfections regarding the capital assets of the sector, there is no economic or market value that can be compared to their accounting values. However, there are certain buildings with a book value equal or close to zero. These buildings have a market value, but it is not significant with respect to the Company's assets in the aggregate.

For other assets with a referential market value, such as marketable securities (shares and promissory notes), provisions have been established when the market value is less than the book value.

7. ANALYSIS OF MARKETS, COMPETITION AND RELATIVE MARKET SHARE

Synthesis of Market Evolution

It is estimated that there were approximately 3.357 million lines in service in the Chilean market as of December 2007, a 3.0% increase in comparison to March 2007. Within fixed voice services, there were decreases of 1.4% in local, 8.7% in DLD and 3.2% in ILD with respect to the previous year.

It is estimated that the mobile telephony market had a total of 14.9 million subscribers as of March 2008, which represents growth of 11% with respect to March 2007.

The Broadband market recorded a 24% increase in respect to the same period in 2007, reaching 1,328 thousand accesses.

Telefónica Chile offers DTH (direct to home) satellite television services, which during March 2008 grew by 18% compared to March 2007 and reached a market share of 17.5%.

Relative Market Share

The following table shows the relative market share of Telefónica Chile in the markets in which it participates, as of March 31, 2008:

Business	Market Share	Market Penetration	Telefónica Chile's Position in the Market
Fixed Telephony	64%	20.0 lines / 100 inhabitants	1
Domestic Long Distance	44%	81 minutes / inhabitant per year	1
International Long Distance	42%	10 minutes / inhabitant per year	1
Corporate Communications	42%	Ch$ 209,816 million(*)	1
Broadband	49%	1,328,000 Connections	1
Security Services	18%	269,000 Connections	2
Pay TV	17%	1,325,000 Customers	2

(*) Estimated annual income.

8. ANALYSIS OF MARKET RISK

Financial Risk Coverage

Due to the attractive external interest rates in previous periods, the Company has obtained financing abroad mainly in US dollars and in certain cases at variable interest rates. For this reason, the Company faces two types of financial risks, the risk of changes in the exchange rate and the risk of changes in the interest rate.

Financial risk due to foreign currency fluctuations

The Company has exchange rate hedging instruments. The purpose of these instruments is to reduce the negative impact of fluctuations of the dollar on Company results. The percentage of interest-bearing debt exposure is defined and continuously reviewed, basically considering the volatility of the exchange rate, its trend, and the cost and availability of hedging instruments for different terms.

The main hedging instruments used are Cross Currency Swaps and dollar/UF and dollar/peso exchange insurance.

As of March 31, 2008, the financial debt in currency of origin expressed in US dollars reached US$ 831.3 million, including US$ 501.6 million in financial liabilities denominated in US dollars and US$ 329.7 million of debt in unidades de fomento. In this manner US$ 501.6 million corresponded to debt directly exposed to the changes in the US dollar and US$ 329.7 exposed to variations in the UF.

Simultaneously, the Company has Cross Currency Swaps, dollar/peso exchange insurance and assets denominated in US dollars that resulted, as of the 2008 first quarter closing date in an average of close to 0% and 37.4% exposure to foreign currency and UF financial debt, respectively.

Financial risk due to floating interest rate fluctuations

The policy for hedging interest rates seeks to reduce the negative impact on financial expenses due to interest rate increases.

As of March 31, 2008, the Company had debt at the variable interest rates Libor and TAB, mainly for bank loans.

Financial derivative instruments have been used to hedge against increases in variable rates, particularly Cross Currency Swaps (that cover the Libor and TAB rate), which limit future fluctuations in the interest rates. As of March 31, 2008 this has resulted in a variable interest rate exposure of 60% of the total financial debt in original currency.

Regulatory Framework

1. Tariff System

Request to review the current qualification of local telephone services offered to the public subject to tariff setting

According to Law No. 18,168 ("General Telecommunications Law"), the prices of public telecommunications services and of intermediate telecommunications services are freely established by operators, unless there is an express qualification from the Antitrust Commission (formerly the Antitrust Resolutive Commission), stating that the conditions existing in the market are not adequate to guarantee a freedom of prices regime. In this case, the maximum tariffs for certain telecommunications services must be subject to tariff regulation.

As of January 30, 2008, the Ministry of Transportation and Telecommunications requested that the Antitrust Commission review the qualification of the telecommunications services for the 2009 - 2014 periods, for which it is considered that the market conditions are not adequate to guarantee a free tariff regime. The Ministry of Transportation and Telecommunications considers that the domestic telecommunications market conditions merit reviewing current qualifications.

On February 7, 2008 the Antitrust Commission published in the Official Gazette the resolution through which the procedure contemplated in article 31 of Decree Law 211/73 began, considering the request for a report from the Ministry of Transportation and Telecommunications about the fixed telephone services regime to be presented. On the basis of that resolution, the Antitrust Commission notified the National Economic Attorney General's Office, hereinafter the FNE ("Fiscalía Nacional Económica"), and the country's telecommunications companies, in order for them to contribute information. On February 21, 2008, the FNE informed the beginning of the investigation and requested from Telefónica Chile information in order to attend to the requirement made by the Antitrust Commission. In addition, FNE convoked Telefónica Chile to a Special Audience to gather opinions on a predefined list of issues related to the pronouncement that must be issued to the Antitrust Commission in reference as to whether the conditions exist to guarantee a regime of tariff freedom in fixed telephone services.

Telefónica is preparing its responses to the petitions of the Antitrust Commission and the FNE and its participation in the process begun by the Antitrust Commission.

Setting of local telephone service tariffs to the public of Telefónica Chile

The Undersecretary of Telecommunications published the notice of registration of third party participation in the process of setting the tariffs of Telefónica Chile. The deadline for any third party to register is 10 consecutive days starting on the publication date (April 1, 2008).

Telefónica Chile will submit to Subtel its proposal for Technical, Economic Basis within the deadlines established in the regulation, in conformity with the procedure established in the General Telecommunications Law.

Tariff setting for mobile telephone companies

On February 15, 2008, the Undersecretary of Telecommunications notified Mobile Companies of the Final Technical–Economic Bases to which they must adhere to carry out the Tariff Study that will set the tariffs and access charges and other interconnection services that will be in force for the 2009 – 2014 period.

2. Modification of the Regulatory Framework

2.1. Bill: Network Neutrality.

The project that consecrates neutrality of the network is at the second constitutional process. On November 6, 2007 Telefonica Chile submitted the report requested by the Senate's Public Works, Transportation and Telecommunications Commission and, in addition, formulated its comments and proposals.

2.2. Public consultations carried out by the Undersecretary of Communications for the purpose of modifying the current regulatory framework

Creation of a Panel of Experts: The object of this project subjected to consultation is to modify the Telecommunications Law to create a panel of experts, of a technical nature, integrated by seven professionals who will be in charge of resolving litigations and disagreements between the company and the regulator, for the purpose of reducing judicialization of various regulatory processes in the telecommunications sector. The preliminary project submitted for public consultation proposes, among other things, the matters that will be resolved by the Panel, its attributions and functions, its composition (five engineers and two lawyers) named by the Antitrust Commission, and its inabilities. The costs of the Panel will be paid pro rata by the concessionary companies which can consider both the value of their assets as well as the estimated number of discrepancies that affect them and their nature and complexity.

The authority is preparing a new version of this project, which has not been sent to the legislative process.

Modification of the concession regime: The purpose of the project submitted for consultation is to modify the Law to adjust to the technological progress reached at a worldwide level which propitiates convergence of networks and services so that network operators and service providers can have a regime without bureaucratic procedures for their services, replacing the current regime for a registration system, except when private use of the radio-electric spectrum is required. In addition there is differentiation between network operators and service operators, the separation of local DLD and the DLD multicarrier is eliminated, it is only maintained for ILD; the freedom to freely define the service zone is modified by establishing that the service zones originally registered in the registry cannot be decreased; Broadband is qualified as a "telecommunications service", which enables the application of a series of regulations; sanctions are increased by increasing fines, the deadline for attending to supply requests is reduced from 2 years to 6 months. The Undersecretary of Telecommunications has stated that it will hold a 2nd public consultation on the matter.

Creation of the Superintendency of Telecommunications: The purpose of the project submitted for consultation is to modify the Law by separating competencies related to dictating telecommunications policies from the activities of supervision and preventive punitive control of the operation of the market. The preliminary project is being analyzed by Subtel.

2.3. Regulation of public voice service over the Internet.

On December 19, 2006, the Undersecretary of Telecommunications called a public consultation regarding the regulatory project that defines the conditions to which any party interested in providing public voice services over the Internet must adhere.

The Undersecretary of Telecommunications proposed the supreme decree that approves the mentioned regulation, which is being processed. As of December 31, 2008, it has not been published in the Official Gazette.

2.4. Terrestrial Digital Television Standard

To date the standard has not been dictated.